The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(5)
Registration No. 333-142794

SUBJECT TO COMPLETION, DATED OCTOBER 29, 2007

PROSPECTUS SUPPLEMENT

(To Prospectus dated May 16, 2007)

5,750,000 Shares

Common Stock

We are offering 5,000,000 shares of our common stock in this offering and the selling shareholder identified in this prospectus supplement is offering 750,000 shares of our common stock. We will not receive any of the proceeds from any shares of common stock sold by the selling shareholder. Our common stock is quoted on the NASDAQ Global Market under the symbol “ESEA.” On October 29, 2007, the closing price of our common stock was $19.89 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page S-11 of this prospectus supplement.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discounts and Commissions	$	$
Proceeds to Euroseas Ltd.	$	$
Proceeds to the Selling Shareholder	$	$

Delivery of the shares of common stock will be made on or about November   , 2007.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or accompanying prospectus. Any representation to the contrary is a criminal offense.

We have granted the underwriters an option to purchase a maximum of 862,500 additional shares of our common stock to cover over-allotments of shares, exercisable at any time until 30 days after the date of this prospectus supplement.

Wachovia Securities	Oppenheimer & Co.

The date of this prospectus supplement is            , 2007.

We have not authorized anyone to give any information or to make any representations other than those contained in this prospectus supplement and the accompanying prospectus. Do not rely upon any information or representations made outside of this prospectus supplement and the accompanying prospectus. This prospectus supplement and the accompanying prospectus is not an offer to sell, and it is not soliciting an offer to buy (1) any securities other than shares of our common stock or (2) shares of our common stock in any circumstances in which our offer or solicitation is unlawful. The information contained in this prospectus and the accompanying prospectus supplement may change after the date of this prospectus supplement. Do not assume after the date of this prospectus supplement that the information contained in this prospectus supplement and the accompanying prospectus is still correct.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a Marshall Islands company and our executive offices are located outside of the United States of America in Maroussi, Greece. Some of our directors and officers named herein reside outside the United States of America. In addition, a substantial portion of our assets and the assets of our directors and officers are located outside of the United States of America. As a result, you may have difficulty serving legal process within the United States of America upon us or any of these persons. You may also have difficulty enforcing, both in and outside the United States of America, judgments you may obtain in United States of America courts against us or these persons in any action, including actions based upon the civil liability provisions of United States of America federal or state securities laws. Furthermore, there is substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on United States of America federal or state securities laws.

ABOUT THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering of common stock. The second part, the base prospectus, gives more general information, some of which may not apply to this offering. Generally, when we refer only to the “prospectus,” we are referring to both parts combined, and when we refer to the “accompanying prospectus,” we are referring to the base prospectus only. If the description of this offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

S-ii

PROSPECTUS SUMMARY

This section summarizes some of the information that appears later in this prospectus supplement. As an investor or prospective investor, you should review carefully the risk factors and the more detailed information that appear later in this prospectus supplement and the accompanying prospectus. In this prospectus supplement, references to “Euroseas,” “Company,” “we,” “our,” “ours” and “us” refer to Euroseas Ltd. and its subsidiaries, unless otherwise stated or the context requires.

We use the term “deadweight tons,” or dwt, in describing the capacity of our drybulk carriers. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. We use the term “twenty foot equivalent unit,” or teu, the international standard measure of containers, in describing the capacity of our container ships. For the definition of certain shipping terms used in this prospectus supplement, see the “Glossary of Shipping Terms” on page S-54 of this prospectus supplement. Drybulk carriers are categorized as Capesize, Panamax, Handymax and Handysize. The carrying capacity of a Capesize drybulk carrier is 80,000 dwt and above. The carrying capacity of a Panamax drybulk carrier ranges from 60,000 to 79,999 dwt. The carrying capacity of a Handymax drybulk carrier ranges from 40,000 to 59,999 dwt and that of a Handysize drybulk carrier ranges from 10,000 to 39,999 dwt. Container ships are categorized as Deep Sea, Intermediate, Handysize and Feeder. The carrying capacity of a Deep Sea container ship is 3,000 teu and above. The carrying capacity of an Intermediate container ship ranges from 2,000 to 2,999 teu. The carrying capacity of a Handysize container ship ranges from 1,300 to 1,999 teu and that of a Feeder container ship is less than 1,300 teu. Unless otherwise indicated, all references to currency amounts in this prospectus supplement are in U.S. dollars and all share numbers and per share data give effect to a 1-for-3 reverse stock split effected on October 6, 2006.

Our Company

We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate container ships and multipurpose vessels that transport dry and refrigerated containerized cargoes, principally manufactured products and perishables.

Since January 1, 2007, we have acquired seven vessels for approximately $148 million. During this period, we have increased our drybulk carrier capacity 34% to 277,316 dwt and our container ship capacity 126% to 16,271 teu, including our multipurpose vessel, which can carry 950 teu or 22,568 dwt. Following the delivery of m/v Ioanna P, scheduled to occur on October 31, 2007, our fleet will consist of a total of 15 vessels consisting of five drybulk carriers, comprised of three Panamax drybulk carriers and two Handysize drybulk carriers, nine container ships and one multipurpose vessel with an average age of approximately 17.5 years. Given current market conditions, we believe that middle-age vessels offer the most compelling value proposition, particularly in light of the expertise of our affiliated management company in evaluating, operating and maintaining middle-age vessels.

We intend to strategically employ our fleet with time and spot charters. We actively pursue time charters to obtain adequate cash flow to cover our fleet’s fixed costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and dry-docking costs for the upcoming 12-month period. We look to employ the remainder of our fleet through time charters, spot charters, shipping pools or contracts of affreightment, depending on our view of the direction of the markets and other tactical or strategic considerations. Twelve of the 15 vessels in our fleet are currently employed under time charters, one vessel participates in a shipping pool, which provide us with both stable cash flow and high utilization rates that help us generate steady earnings and enhance our ability to pay dividends to our shareholders and one vessel is currently undergoing scheduled dry-docking. The staggered maturities of our time charters enable us to constantly reevaluate the market and adjust the balance of our charter book accordingly. We believe this employment strategy provides us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates.

During the fiscal year ended December 31, 2006 and the six month period ended June 30, 2007:

•	We had a fleet utilization of 98.9% and 99.8%, respectively;

•	We generated voyage revenues of $42.1 million and $30.5 million, respectively;
•	Our net income was $20.1 million and $15.9 million, respectively; and
•	Our Adjusted EBITDA was $29.5 million and $24.9 million, respectively.

Our operations generate significant cash, which provides us with flexibility in our growth, operating and financial strategy. Our policy is to use this cash to aggressively pay down debt, maintain financial flexibility, finance future vessel acquisitions and provide an attractive dividend to our shareholders. Since August 2005, we have declared and paid dividends in a total amount of $1.67 per common share. On October 16, 2007, we declared our ninth consecutive quarterly dividend on our common stock in the amount of $0.29 per share, a 16% increase over our prior quarter’s dividend of $0.25 per share declared on July 18, 2007. This dividend will be paid on November 28, 2007 to our shareholders of record as of November 5, 2007. We believe we will generate sufficient cash from operations to enable us to pay at least the current dividend level for each quarter through December 31, 2008.

Our Fleet

Our objective is to expand our fleet with selective acquisitions of cargo carrying vessels while enhancing return on invested capital. Upon delivery of m/v Ioanna P, scheduled for October 31, 2007, the profile of our fleet will be as follows:

Name	Type	Dwt	TEU	Year Built	Employment	TCE Rate ($/day)
Drybulk Vessels
IRINI[1]	Panamax	69,734	—	1988	Baumarine Pool - until end 2008	$17,000 to $20,000
ARISTIDES N.P.	Panamax	69,268	—	1993	Time Charter until Jan-08	$29,000
IOANNA P (ex-TRUST JAKARTA)	Panamax	64,873	—	1984	Time Charter until Aug-08	$35,500
NIKOLAOS P.	Handysize	34,750	—	1984	Time Charter until late Nov-07	$21,300
GREGOS	Handysize	38,691	—	1984	Spot	$43,250 until Nov-07
						$57,000 until Jan-08
Drybulk Total		277,316
Multipurpose Vessels
TASMAN TRADER	Multipurpose	22,568	950	1990	Time Charter until Mar-12	$8,850 until Dec-08 $9,500 until Dec-10 $9,000 until Mar-12
Container Carriers
TIGER BRIDGE	Intermediate	31,627	2,228	1990	Time Charter until Jul-09	$16,500
ARTEMIS	Intermediate	29,693	2,098	1987	Time Charter until Dec-08	$19,000
DESPINA P	Handysize	33,667	1,932	1990	Time Charter until Nov-07	$17,000[2]
JONATHAN P	Handysize	33,667	1,932	1990	Undergoing scheduled dry-docking[3]	—
CLAN GLADIATOR	Handysize	30,007	1,742	1992	Time Charter until Apr-08	$19,000
YM XINGANG I	Handysize	23,596	1,599	1993	Time Charter until Jul-09	$26,650
MANOLIS P	Handysize	20,346	1,452	1995	Time Charter until Mar-08	$13,450
NINOS	Feeder	18,253	1,169	1990	Time Charter until Apr-08	$12,800
KUO HSIUNG	Feeder	18,154	1,169	1993	Time Charter until Feb-09	$12,000 until Dec-07 $15,800 until Feb-09
Container Total		239,010	15,321
Fleet Grand Total	15	538,894	16,271

[1]	Irini is employed in the Baumarine pool that is managed by Klaveness, a major global charterer in the dry bulk area, and also participates in two “short” funds (contracts to carry cargo at agreed rates), minimizing its exposure to the spot market (covered at 77% for 2007 and 42% for 2008, approximately). The rate mentioned above corresponds only to the fixed portion of the vessels employment. The remaining portion earns the spot market rate.
[2]	Despina P is scheduled to undergo dry-docking after the completion of its current charter. The vessel will be re-chartered after its dry-docking is complete.
[3]	Jonathan P is currently undergoing scheduled dry-docking. The vessel will be re-chartered after its dry-docking is complete.

Management of Our Fleet

The operations of our vessels are managed by Eurobulk Ltd., or Eurobulk, an affiliated company founded in 1994 by members of the Pittas family, under a master management agreement with us and separate management agreements with each ship-owning company. Under our master management agreement, Eurobulk is responsible for providing us with executive services and commercial management services, which include obtaining employment for our vessels and managing our relationships with charterers. Eurobulk also performs technical management services, which include managing day-to-day vessel operations, performing general vessel maintenance, ensuring regulatory and classification society compliance, supervising the maintenance and general efficiency of vessels, arranging our hire of qualified officers and crew, arranging and supervising dry-docking and repairs, arranging insurance for vessels, purchasing stores, supplies, spares and new equipment for vessels, appointing supervisors and technical consultants and providing technical support and shoreside personnel who carry out the management functions described above and certain accounting services.

Our Competitive Strengths

We believe that we possess the following competitive strengths:

•	Experienced Management Team. Our management team has significant experience in all aspects of commercial, technical, operational and financial areas of our business. Aristides J. Pittas, our Chairman and Chief Executive Officer, holds a dual graduate degree in Naval Architecture and Marine Engineering and Ocean Systems Management from the Massachusetts Institute of Technology. He has worked in various technical, shipyard and ship management capacities and since 1991 has focused on the ownership and operation of vessels carrying dry cargoes. Dr. Anastasios Aslidis, our Chief Financial Officer, holds a Ph.D. in Ocean Systems Management also from Massachusetts Institute of Technology and has over 19 years of experience in the maritime industry.
•	Cost Effective Vessel Operations. We believe that because of the efficiencies afforded to us through Eurobulk, the strength of our management team and the quality of our fleet, we are, and will continue to be, a reliable, low-cost vessel operator, without compromising our high standards of performance, reliability and safety. Despite the average age of our fleet being approximately 17 years as of June 30, 2007, the sum of our vessel operating expenses, management fees and general and administrative expenses were $4,911 per day for the six months ended June 30, 2007. We consider this amount to be among the lowest of the publicly listed dry cargo shipping companies in the U.S. Our technical and operating expertise allows us to efficiently manage and transport a wide range of cargoes with a flexible trade route profile, helping to reduce ballast time between voyages and minimize off-hire days. Our professional, well-trained masters, officers and on-board crews further help us to control costs and ensure consistent vessel operating performance. We actively manage our fleet and strive to maximize utilization and minimize maintenance expenditures. For the year ended December 31, 2006 and the six month period ended June 30, 2007, our fleet utilization was 98.9% and 99.8%, respectively, and since 2002 our utilization rate (or, the utilization of the ship-owning companies that formed Euroseas) has averaged in excess of 99%.
•	Strong Relationships with Customers and Financial Institutions. We have developed strong industry relationships and have gained acceptance with charterers, lenders and insurers because of our long-standing reputation for safe and reliable service and financial responsibility through various shipping cycles. We offer reliable service and cargo carrying flexibility that enables us to attract customers and obtain repeat business. We also believe that the established customer base and reputation of Eurobulk and the Pittas family helps us to secure favorable employment for our vessels with well known charterers.

Our Business Strategy

Our business strategy is focused on providing consistent shareholder returns by carefully timing and structuring acquisitions of drybulk carriers and container ships and by reliably, safely and competitively operating our vessels. We continuously evaluate purchase and sale opportunities, as well as employment opportunities for our vessels. With the proceeds from this offering, we plan to expand our fleet to increase our revenues and earnings and add scale to our operations. We believe the following describe our business strategy:

•	Renew and Expand our Fleet. We expect to grow our fleet in a disciplined manner through timely and selective acquisitions of quality vessels. We perform in-depth technical review and financial analysis of each potential acquisition and only purchase vessels as market conditions and developments present themselves. We will be focused on purchasing well-maintained, middle-aged vessels, which should provide a significant value proposition given the charter rates that exist currently. However, we will also consider purchasing younger vessels or newbuildings if warranted by charter market conditions and vessel prices. Furthermore, as part of our fleet renewal, we will continue to sell certain vessels when we believe it is in the best interests of the Company and our shareholders.
•	Maintain Balanced Employment. Although a significant portion of our fleet currently operates under time charters, we intend to strategically employ our fleet between time and spot charters relative to developments in market conditions. We actively pursue time charters to obtain adequate cash flow to cover our fleet’s fixed costs, consisting of vessel operating expenses, management fees, general and administrative expenses, interest expense and dry-docking costs for the upcoming 12-month period. We also employ a portion of our fleet through spot charters, shipping pools or contracts of affreightment depending on our view of the direction of the markets and other tactical or strategic considerations. The staggered maturities of our time charters enable us to constantly reevaluate the market and adjust the balance of our charter book accordingly. We believe this balanced employment strategy will provide us with more predictable operating cash flows and sufficient downside protection, while allowing us to participate in the potential upside of the spot market during periods of rising charter rates. On the basis of our fixed spot and existing time charter, approximately 92% of our vessel capacity in the fourth quarter of 2007 and approximately 46% in 2008 are fixed, which will help protect us from market fluctuations, enable us to make significant principal and interest payments on our debt and pay dividends to our shareholders.
•	Operate a Fleet in Two Sectors. We intend to remain focused on, and to continue to develop, a diversified fleet of drybulk carriers and container ships. A diversified fleet, in addition to enhancing the stability of our cash flows, will help us to reduce our exposure to unfavorable developments in any one shipping sector and to benefit from upswings in any one shipping sector experiencing rising charter rates. We will remain focused on the smaller size ship segment of the container market, which has not experienced the same level of expansion in vessel supply that has occurred with larger vessels in these sectors.
•	Optimize Use of Financial Leverage. We will use bank debt to partly fund our vessel acquisitions and increase financial returns for our shareholders. We actively assess the level of debt we incur in light of our ability to repay that debt based on the level of cash flow generated from our balanced chartering strategy and efficient operating cost structure. Our debt repayment schedule as of September 30, 2007 calls for a reduction of more than 40% of our outstanding debt over the next two years (inclusive of the new loan to partly finance m/v Ioanna P scheduled to be drawn on October 31, 2007). We expect this will increase our ability to borrow funds to make additional vessel acquisitions in order to grow our fleet and pay consistent and possibly higher dividends to our shareholders.

Our Corporate History

The Pittas family, the principal owners of Eurobulk and the largest shareholder of Friends Investment Company Inc., or Friends, our largest shareholder and the selling shareholder in this offering, has operated vessels well over the past 135 years. The vessels have been operated through various partnerships and different entities over these years. The Company’s roots go back four generations to the 19th century when the first Pittas shipowner was Nikolaos F. Pittas. The first Pittas family shore office centralizing ship management was established by Nikolaos’ younger son, Aristides, in 1926. Before the onset of World War II, the second generation of the Pittas family had acquired and disposed of a total of at least six vessels. In 1960, the sons of

Aristides, Nikolaos and John, set up an office in London together with the Caroussis family. By the early 1990s, they had acquired, traded and sold 14 vessels. In late 1991, John Pittas’ sons, Aristides, our Chief Executive Officer, and Nikos, together with their cousin Aristides P. Pittas, joined forces with Petros Pappas of Oceanbulk Maritime S.A., or Oceanbulk, and decided to gradually shift the Pittas family interests to Piraeus, Greece. This was the beginning of the active involvement of the fourth Pittas generation in shipping. From 1991, when the Pittas family joined Oceanbulk, to 1994, Oceanbulk dramatically expanded from a fleet of five vessels to a fleet of up to 15 vessels.

At the end of 1994, Aristides and Nikos Pittas, together with their brother Manolis Pittas, decided to separate the Pittas family interests from Oceanbulk and formed Eurobulk to continue the Pittas family presence in shipping. In June 2005, the Pittas family owned the majority of the shares in seven vessels and on June 28, 2005, the shareholders of these vessels transferred their shares in each of the vessel-owning companies in exchange for shares in Friends. On June 29, 2006, Friends exchanged all of the shares in the vessel-owning companies for shares in Euroseas, thus becoming the 100% owner of Euroseas at that time. Since the involvement of the fourth Pittas generation in shipping, they have owned and operated approximately 45 vessels. Since the inception of Eurobulk in 1995, all vessel acquisitions have been profitable and the group’s results, on a consolidated basis, have been profitable for each of the last five years.

We are a Marshall Islands company incorporated in May 2005. Our executive offices are located at 40 Ag. Konstantinou Street, 151 24, Maroussi, Greece. Our telephone number is 011 30 211 1804005. The primary residence of our Chief Financial Officer, Dr. Anastasios Aslidis, is in the United States. Our website address is http://www.euroseas.gr. The information on our website is not a part of this prospectus supplement.

Recent Developments

Vessel Acquisitions

On October 8, 2007, we took delivery of an intermediate container ship, m/v Tiger Bridge, of 31,627 dwt and 2,228 teu, built in 1990 in Korea, for a purchase price of $24.0 million. The Tiger Bridge was delivered with a time charter until July 2009 at a rate of $16,500 per day.

On September 28, 2007, we contracted to acquire the Panamax drybulk carrier, m/v Trust Jakarta (to be re-named m/v Ioanna P), of 64,873 dwt, built in 1984 in Japan, for a purchase price of $28.6 million. The Ioanna P is scheduled to be delivered to the Company on October 31, 2007 with a time charter until July 2008 at a rate of $35,500 per day. We expect to finance the purchase price of this vessel with cash reserves and bank debt.

On August 7, 2007 and on August 13, 2007, respectively, we took delivery of m/v Jonathan P (ex Honor River) and m/v Despina P (ex Beauty River), two Handysize container ships, each with a capacity of 33,667 dwt and 1,932 teu. The vessels are sister ships built in 1990 in South Korea and were each acquired for a purchase price of $18.7 million.

Credit Facility

In connection with our acquisition of m/v Ioanna P, we have agreed to enter into a new $15.0 million bank loan scheduled to be drawn on October 31, 2007 when the vessel is delivered. This loan will be repayable in four quarterly installments of $1.85 million each, four quarterly installments of $750,000 each, four quarterly installments of $550,000 each, plus a balloon payment of $2.4 million which is due with the last quarterly installment payment. The interest rate margin for this loan is 0.90% above LIBOR. This credit facility has similar covenants and guarantees to the rest of our loans.

THE OFFERING

The Company
Euroseas Ltd.
Common Stock to be Offered
5,000,000 shares (5,862,500 shares if the underwriters’ over-allotment option is exercised in full)
Common Stock to be Offered by the Selling Shareholder
750,000 shares
Common Stock to be Outstanding After This Offering(1)
29,278,334 shares
Use of Proceeds
We estimate that we will receive net proceeds of approximately $ million from this offering assuming an offering price of $ per share of common stock, after deducting underwriting discounts and commissions, and assuming the underwriters’ over-allotment option is not exercised. We intend to use the proceeds to acquire additional vessels and for general corporate purposes.
We will not receive any of the proceeds from any sale of our common stock by the selling shareholder. See “Use of Proceeds.”
Listing
Our common stock is listed on the NASDAQ Global Market under the symbol “ESEA.”
Current Dividend Rate
On October 16, 2007, we declared a quarterly dividend for the third quarter ended September 30, 2007, in the amount of $0.29 per share, a 16% increase over our prior quarter’s dividend of $0.25 per share declared on July 18, 2007. We expect to declare our next dividend in January 2008, subject to the approval of our Board of Directors. Although our Board of Directors has set a minimum quarterly dividend target of $0.24 per share, we expect to be able to maintain at least the current quarterly dividend for each quarter through December 31, 2008. Declaration and payment of any dividend is subject to the discretion of our Board of Directors.
Risk Factors
See “Risk Factors” beginning on page S-11 of this prospectus supplement and other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

(1) The number of shares of common stock outstanding after this offering excludes the following:

•	600,000 shares of common stock reserved for issuance upon the exercise of stock options or other stock awards that may be granted under our stock incentive plan;
•	427,405 shares of common stock reserved for issuance upon the exercise of outstanding warrants, with an exercise price of $10.80 per share; and
•	862,500 shares that may be issued pursuant to the underwriters’ over-allotment option.

SUMMARY FINANCIAL INFORMATION AND DATA

The following summary financial information and data were derived from our audited financial statements for the years ended December 31, 2002, 2003, 2004, 2005, 2006, and unaudited financial statements for the six month periods ended June 30, 2006 and 2007, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP, and included elsewhere in this prospectus or previously filed with the Securities and Exchange Commission, or the Commission. The information is only a summary and should be read in conjunction with our historical financial statements and related notes included in this prospectus or previously filed with the Commission and the section of this prospectus entitled Management’s Discussion and Analysis of Financial Condition and Results of Operations. The historical data included below and elsewhere in this prospectus are not necessarily indicative of our future performance.

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(all amounts in U.S. dollars, except share data)
Income Statement Data
Voyage revenues	$15,291,761	$25,951,023	$45,718,006	$44,523,401	$42,143,361	$20,421,220	$30,524,348
Commissions	(420,959)	(906,017)	(2,215,197)	(2,388,349)	(1,829,534)	(895,968)	(1,421,101)
Net revenue	$14,870,802	$25,045,006	$43,502,809	$42,135,052	$40,313,827	$19,525,252	$29,103,247
Voyage expenses	(531,936)	(436,935)	(370,345)	(670,551)	(1,154,738)	(866,365)	(328,623)
Vessel operating expenses	(7,164,271)	(8,775,730)	(8,906,252)	(8,610,279)	(10,368,817)	(5,055,753)	(6,350,159)
Amortization of dry-docking and special survey expense and vessel depreciation(1)	(4,053,049)	(4,757,933)	(3,461,678)	(4,208,252)	(7,292,838)	(3,195,074)	(6,163,131)
Management fees	(1,469,690)	(1,722,800)	(1,972,252)	(1,911,856)	(2,266,589)	(1,112,850)	(1,451,378)
Other general and administration expenses	—	—	—	(420,755)	(1,076,884)	(521,940)	(683,916)
Net gain on sale of vessels	—	—	2,315,477	—	4,445,856	2,165,799	3,411,397
Operating income	$1,651,856	$9,351,608	$31,107,759	$26,313,359	$22,599,817	$10,939,069	$17,537,437
Interest and other financing costs	(799,970)	(793,257)	(708,284)	(1,495,871)	(3,398,858)	(1,391,947)	(2,358,105)
Interest income	6,238	36,384	187,069	460,457	870,046	470,341	695,981
Other income (expense)	2,849	(690)	25,221	(99,491)	(1,598)	(2,007)	60
Net income	$891,628	$8,426,612	$30,611,765	$25,178,454	$20,069,407	$10,015,456	$15,875,373
Earnings per share, basic & diluted	$0.09	$0.85	$3.09	$2.34	$1.60	$0.80	$0.92
Dividends declared	$687,500	$1,276,000	$25,435,501	$30,175,223	$9,465,082	$4,543,240	$7,185,754
Weighted average number of shares outstanding during period, basic & diluted	9,918,056	9,918,056	9,918,056	10,739,476	12,535,365	12,449,194	17,258,629
Balance Sheet Data
Current assets	$3,192,345	$9,409,339	$16,461,159	$25,350,707	$9,975,596	$23,535,104	$11,317,248
Vessels, net	45,254,226	41,096,067	34,171,164	52,334,897	95,494,342	59,679,713	148,009,983
Deferred assets and other long term assets	1,812,551	952,613	2,205,178	1,855,829	12,035,321	1,461,348	13,012,433
Total assets	50,259,121	51,458,019	52,837,501	79,541,433	117,505,259	84,676,165	172,339,664
Current liabilities including current portion of long term debt	10,878,488	8,481,773	13,764,846	18,414,877	21,665,399	18,917,393	25,805,015
Long term debt, including current portion	23,845,000	20,595,000	13,990,000	48,560,000	74,950,000	47,120,000	75,580,000
Total liabilities	28,973,488	23,971,773	21,724,846	52,544,877	79,493,599	52,197,393	82,291,424
Share capital	297,542	297,542	297,542	367,812	378,605	378,605	551,165
Total shareholders’ equity	$21,285,634	$27,486,246	$31,112,655	$26,996,556	$38,011,660	$32,478,772	$90,048,240
Common shares outstanding	9,918,056	9,918,056	9,918,056	12,260,387	12,620,150	12,620,150	18,372,172

	Year Ended December 31,						Six Months Ended June 30,
	2002	2003	2004	2005		2006	2006	2007
	(all amounts in U.S. dollars, except share data)
Other Financial Data
Adjusted EBITDA(2)	$5,738,409	$13,941,418	$34,594,658	$30,422,120		$29,539,688	$14,048,896	$24,932,254
Net cash provided by operating activities	5,631,343	10,956,132	34,208,693	20,594,782		20,968,824	11,508,281	21,323,087
Net cash received from (paid to) related party	177,169	(482,778)	3,541,236	(7,638,780)		363,461	1,184,073	1,770,370
Net cash provided by (used in) investing activities	(17,036,079)	214,832	6,756,242	(21,833,616)		(55,367,015)	(5,735,387)	(53,638,575)
Net cash provided by (used in) financing activities	12,247,355	(4,778,000)	(33,567,500)	6,188,653		16,741,997	(6,014,490)	36,751,656
Cash paid for common dividend / return of capital	687,500	1,200,000	26,962,500	46,875,223	(3)	9,465,082	4,543,240	7,185,754
Cash dividends / return of capital, declared per common share	$0.07	$0.12	$2.72	$4.36		$0.76	$0.36	$0.46

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
Fleet Data	(all amounts in U.S. dollars, except fleet data)
Average number of vessels	6.82	8.00	7.31	7.10	8.09	8.19	9.55
Calendar days	2,490	2,920	2,677	2,591	2,942	1,483	1,728
Available days	2,448	2,867	2,554	2,546	2,895	1,459	1,629
Voyage days	2,440	2,846	2,542	2,508	2,864	1,455	1,626
Utilization rate	99.7%	99.3%	99.5%	98.5%	98.9%	99.7%	99.8%
Average Daily Statistics
Average TCE rate	$6,049	$8,965	$17,839	$17,485	$14,313	$13,434	$18,567
Running cost	2,877	3,005	3,327	3,323	3,524	3,409	3,675
Management fee	590	590	737	738	770	750	840
G&A expenses	—	—	—	162	366	352	396
Total operating expenses	$3,467	$3,595	$4,064	$4,223	$4,660	$4,511	$4,911

(1)	In 2004, the estimated scrap value of the vessels was increased from $170 to $300 per light ton to reflect market price developments in the scrap metal market. The effect of this change in estimate was to reduce 2004 depreciation expense by $1,400,010 and increase 2004 net income by the same amount. In addition, in 2004, the estimated useful life of the vessel m/v Ariel was extended from 28 years to 30 years since the vessel performed dry-docking in the current year. The vessel was sold in February 2007. The m/v Widar was sold in April 2004. Depreciation expenses for m/v Widar for the year ended December 31, 2004 amounted to $136,384 compared to $409,149 in 2003.
(2)	We consider Adjusted EBITDA to represent net earnings before interest, taxes, depreciation and amortization after adjusted for the amortization of deferred revenue from above or below market time charters acquired. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is a basis upon which we assess our liquidity position and because we believe that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.
(3)	This amount reflects a dividend in the amount of $30,175,223 and a return of capital in the amount of $16,700,000. The total payment to shareholders made in 2005 is in excess of previously retained earnings because the Company decided to distribute to its original shareholders in advance of going public most of the profits relating to the Company’s operations up to that time and to recapitalize the Company. This one-time dividend cannot be considered indicative of future dividend payments and the Company refers you to the other sections in this prospectus for a clearer understanding of the Company’s dividend policy.

Adjusted EBITDA Reconciliation to Net Income

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(all amounts in U.S. dollars)
Net income	$891,628	$8,426,612	$30,611,765	$25,178,454	$20,069,407	$10,015,456	$15,875,373
Amortization of dry-docking and special survey expense and vessel depreciation	4,053,049	4,757,933	3,461,678	4,208,252	7,292,838	3,195,074	6,163,131
Interest and finance cost, net	793,732	756,873	521,215	1,035,414	2,528,812	921,606	1,662,124
Amortization of deferred revenue of below market charters acquired	—	—	—	—	(731,372)	(83,240)	(231,791)
Amortization of deferred revenue of above market charters acquired	—	—	—	—	380,003	—	1,463,417
Adjusted EBITDA	$5,738,409	$13,941,418	$34,594,658	$30,422,120	$29,539,688	$14,048,896	$24,932,254

Adjusted EBITDA Reconciliation to Cash Flow from Operations

	Year Ended December 31,					Six Months Ended June 30,
	2002	2003	2004	2005	2006	2006	2007
	(all amounts in U.S. dollars)
Cash flow from operations	$5,631,343	$10,956,132	$34,208,693	$20,594,782	$20,968,824	$11,508,281	$21,323,087
Net increase/(decrease) in operating asset/liabilities	(661,824)	2,466,840	(2,454,982)	8,975,697	1,670,797	(510,663)	(1,426,504)
Gain (loss) on derivative	—	—	27,029	(100,029)	—	—	—
Gain from vessel sales	—	—	2,315,477	—	4,445,856	2,165,799	3,411,397
Investment in associate/ provision for doubtful accounts	30,655	(171,025)	27,907	—	—	—	—
Interest, net	738,235	689,471	470,534	951,670	2,454,212	885,479	1,624,274
Adjusted EBITDA	$5,738,409	$13,941,418	$34,594,658	$30,422,120	$29,539,688	$14,048,896	$24,932,254

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. These forward-looking statements include information about possible or assumed future results of our operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, but are not limited to, statements regarding:

•	our future operating or financial results;
•	future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;
•	drybulk and container shipping industry trends, including charter rates and factors affecting vessel supply and demand;
•	our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
•	availability of crew, number of off-hire days, dry-docking requirements and insurance costs;
•	our expectations about the availability of vessels to purchase or the useful lives of our vessels;
•	our expectations relating to dividend payments and our ability to make such payments;
•	our ability to leverage to our advantage our manager’s relationships and reputations in the drybulk and container shipping industry;
•	changes in seaborne and other transportation patterns;
•	changes in governmental rules and regulations or actions taken by regulatory authorities;
•	potential liability from future litigation;
•	global and regional political conditions;
•	acts of terrorism and other hostilities; and
•	other factors discussed in the section titled “Risk Factors” in this prospectus supplement and the accompanying prospectus.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this prospectus, or the documents to which we refer you in this prospectus, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.

RISK FACTORS

Any investment in our common stock involves a high degree of risk. You should consider carefully the following factors, as well as the other information set forth in this prospectus supplement and the accompanying prospectus, before making an investment in our common stock. Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate to the securities market for and ownership of our common stock. Any of the described risks could significantly and negatively affect our business, financial condition, operating results and price of our common stock. The following risk factors describe the material risks that are presently known to us.

Industry Risk Factors

The cyclical nature of the shipping industry may lead to volatile changes in freight rates which may reduce our revenues and net income.

We are an independent shipping company that operates in the drybulk and container shipping industry. Our profitability is dependent upon the freight rates we are able to charge. The supply of and demand for shipping capacity strongly influences freight rates. The demand for shipping capacity is determined primarily by the demand for the type of commodities carried and the distance that those commodities must be moved by sea. The demand for commodities is affected by, among other things, world and regional economic and political conditions (including developments in international trade, fluctuations in industrial and agricultural production and armed conflicts), environmental concerns, weather patterns, and changes in seaborne and other transportation costs. The size of the existing fleet in a particular market, the number of new vessel deliveries, the scrapping of older vessels and the number of vessels out of active service (i.e., laid-up, dry-docked, awaiting repairs or otherwise not available for hire), determines the supply of shipping capacity, which is measured by the amount of suitable tonnage available to carry cargo. The cyclical nature of the shipping industry may lead to volatile changes in freight rates which may reduce our revenues and net income.

In addition to the prevailing and anticipated freight rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage, the efficiency and age profile of the existing fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions. Some of these factors may have a negative impact on our revenues and net income.

The value of our vessels may fluctuate, adversely affecting our earnings, liquidity and causing us to breach our secured credit agreements.

The market value of our vessels can fluctuate significantly. The market value of our vessels may increase or decrease depending on the following factors:

•	general economic and market conditions affecting the shipping industry;
•	supply of drybulk, container and multipurpose vessels;
•	demand for drybulk, container and multipurpose vessels;
•	types and sizes of vessels;
•	other modes of transportation;
•	cost of newbuildings;
•	new regulatory requirements from governments or self-regulated organizations; and
•	prevailing level of charter rates.

As vessels grow older, they generally decline in value. Due to the cyclical nature of the drybulk and container shipping industry, if for any reason we sell vessels at a time when prices have fallen, we could incur a loss and our business, results of operations, cash flow, financial condition and ability to pay dividends could be adversely affected.

In addition, we periodically re-evaluate the carrying amount and period over which long-lived assets are depreciated to determine if events have occurred which would require modification to their carrying values or their useful lives. A determination that a vessel’s estimated remaining useful life or fair value has declined below its carrying amount could result in an impairment charge against our earnings and a reduction in our shareholders’ equity. Any change in the assessed market value of any of our vessels might also cause a violation of the covenants of each secured credit agreement which in turn might restrict our cash and affect our liquidity. All of our credit agreements provide for a minimum security maintenance ratio. If the assessed market value of our vessels declines below certain thresholds, we will be deemed to have violated these covenants and may incur penalties for breach of our credit agreements. For example, these penalties could require us to prepay the shortfall between the assessed market value of our vessels and the value of such vessels required to be maintained pursuant to the secured credit agreement, or to provide additional security acceptable to the lenders in an amount at least equal to the amount of any shortfall. Further, we may agree on future loans to may include various other covenants, in addition to the vessel-related ones, that may ultimately depend on the assessed values of our vessels. Such covenants could include, but are not limited to, maximum fleet leverage covenants and minimum fair net worth covenants.

Our future profitability will be dependent on the level of charter rates in the international drybulk and container shipping industry.

Charter rates for the international drybulk and container shipping industry have reached record highs during 2004 and 2005; however, by the beginning of 2006 rates declined. Drybulk rates have recovered since early 2006 and have recently reached historic highs. At the same time, container ship rates have remained flat for most of 2006, further declined by the end of the year and steadily recovered since the beginning of 2007 but are still below their recent high levels achieve in the middle of 2005. We cannot assure you that those high charter rates can be sustained.

We may not be able to successfully charter our vessels in the future or renew existing charters at rates sufficient to allow us to meet our obligations or to pay dividends to our shareholders. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in industry conditions are unpredictable.

Some of the factors that influence demand for vessel capacity include:

•	supply and demand for drybulk and container ship commodities, and separately for containerized cargo;
•	global and regional economic and political conditions;
•	the distance drybulk and containerized commodities are to be moved by sea;
•	environmental and other regulatory developments;
•	currency exchange rates;
•	changes in global production and manufacturing distribution patterns of finished goods that utilize drybulk and other containerized commodities; and
•	changes in seaborne and other transportation patterns.

Some of the factors that influence the supply of vessel capacity include:

•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	the price of steel and other materials;
•	port congestion;

•	changes in environmental and other regulations that may limit the useful life of vessels; and
•	the number of vessels that are out of service.

We anticipate that the future demand for our drybulk, container and multipurpose vessels and the charter rates of the corresponding markets will be dependent upon continued economic growth in China, India and the world economy, seasonal and regional changes in demand, and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase and economic growth may not continue. Adverse economic, political, social or other developments could also have a material adverse effect on our business and results of operations. If the number of new ships delivered exceeds the number of vessels being scrapped and lost, vessel capacity will increase. For instance, given that as of October 1, 2007 the capacity of the fully cellular worldwide container vessel fleet was approximately 10.4 million teu, with approximately 6.3 million teu of additional capacity on order, the growing supply of container vessels may exceed future demand, particularly in the short term. If the supply of vessel capacity increases but the demand for vessel capacity does not increase correspondingly, charter rates and vessel values could materially decline.

An economic slowdown in the Asia Pacific region could materially reduce the amount and/or profitability of our business.

A significant number of the port calls made by our vessels involve the loading or discharging of raw materials and semi-finished products in ports in the Asia Pacific region. As a result, a negative change in economic conditions in any Asia Pacific country, particularly in China, may have an adverse effect on our business, financial position and results of operations, as well as our future prospects. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. Such growth may not be sustained and the Chinese economy may experience contraction in the future. Moreover, any slowdown in the economies of the United States of America, the European Union or certain Asian countries may adversely effect economic growth in China and elsewhere. Our business, financial position and results of operations, as well as our future prospects, will likely be materially and adversely affected by an economic downturn in any of these countries.

Changes in the economic and political environment in China and policies adopted by the government to regulate its economy may have a material adverse effect on our business, financial condition and results of operations.

The Chinese economy differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development, or OECD, in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. Prior to 1978, the Chinese economy was a planned economy. Since 1978, increasing emphasis has been placed on the utilization of market forces in the development of the Chinese economy. Annual and five year State Plans are adopted by the Chinese government in connection with the development of the economy. Although state-owned enterprises still account for a substantial portion of the Chinese industrial output, in general, the Chinese government is reducing the level of direct control that it exercises over the economy through State Plans and other measures. There is an increasing level of freedom and autonomy in areas such as allocation of resources, production, pricing and management and a gradual shift in emphasis to a “market economy” and enterprise reform. Limited price reforms were undertaken, with the result that prices for certain commodities are principally determined by market forces. Many of the reforms are unprecedented or experimental and may be subject to revision, change or abolition based upon the outcome of such experiments. We cannot assure you that the Chinese government will continue to pursue a policy of economic reform. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, all of which could, adversely affect our business, operating results and financial condition.

We may become dependent on spot charters in the volatile shipping markets, which may result in decreased revenues and/or profitability.

Although most of our vessels are currently under time charters, in the future, we may have more of these vessels and/or any newly acquired vessels on spot charters. The spot market is highly competitive and rates within this market are subject to volatile fluctuations, while time charters provide income at pre-determined rates over more extended periods of time. If we decide to spot charter our vessels, we may not be able to keep all our vessels fully employed in these short-term markets or that future spot rates will be sufficient to enable our vessels to be operated profitably. A significant decrease in charter rates could affect the value of our fleet and could adversely affect our profitability and cash flows with the result that our ability to pay debt service to our lenders and dividends to our shareholders could be impaired.

An over-supply of drybulk carrier and container ship capacity may lead to reductions in charter hire rates and profitability.

The market supply of drybulk carriers and especially container ships has been increasing, and the number of both the drybulk vessels and container ships on order have recently reached historic highs. The container ship newbuildings are expected to continue being delivered in significant numbers over the next several years. The drybulk vessel newbuildings are expected to continue being delivered in 2007 and 2008 at the same rate as in 2006, but it is anticipated that in 2009, and particularly in 2010, that their delivery rate will start increasing. An over-supply of drybulk carrier and container ship capacity may result in a reduction of charter hire rates. If such a reduction occurs upon the expiration or termination of our drybulk carriers’ and container ships’ current charters, such as during 2008, when the charters under which at least four of our container ships are currently deployed expire, we may only be able to recharter those drybulk carriers and container ships at reduced or unprofitable rates or we may not be able to charter these vessels at all.

We are subject to regulation and liability under environmental laws that could require significant expenditures and affect our cash flows and net income.

Our business and the operation of our vessels are materially affected by government regulation in the form of international conventions, national, state and local laws and regulations in force in the jurisdictions in which the vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we may not be able to predict the ultimate cost of complying with such conventions, laws and regulations or the impact thereof on the resale prices or useful lives of our vessels. Additional conventions, laws and regulations may be adopted which could limit our ability to do business or increase the cost of our doing business and which may materially adversely affect our operations. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, certificates and financial assurances with respect to our operations.

The operation of our vessels is affected by the requirements set forth in the International Maritime Organization’s (“IMO’s”) International Management Code for the Safe Operation of Ships and Pollution Prevention (“ISM Code”). The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and/or may result in a denial of access to, or detention in, certain ports. Currently, each of our vessels and Eurobulk, our affiliated ship management company, are ISM Code-certified, but we may not be able to maintain such certification indefinitely.

Although the United States of America is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (the “CLC”), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended and the Regulations for the Prevention of Air Pollution from Ships to the International Convention for the Prevention of Pollution from Ships (as modified in 1978 and 1997), including Annex VI thereto. Under these conventions, a vessel’s registered owner is strictly liable for pollution damage, including air pollution, caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The right to limit liability is also forfeited under the CLC where the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

The United States Oil Pollution Act of 1990 (“OPA”) established an extensive regulatory and liability regime for the protection and clean-up of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States of America or any of its territories and possessions or whose vessels operate in waters of the United States of America, which includes the territorial sea of the United States of America and its 200 nautical mile exclusive economic zone. OPA allows for potentially unlimited liability without regard to fault of vessel owners, operators and bareboat charterers for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel), in the U.S. waters. OPA also expressly permits individual states to impose their own liability regimes with regard to hazardous materials and oil pollution materials occurring within their boundaries.

While we do not carry oil as cargo, we do carry fuel oil (bunkers) in our drybulk carriers. We currently maintain, for each of our vessels, pollution liability coverage insurance of $1 billion per incident. If the damages from a catastrophic spill exceeded our insurance coverage, that would have a material adverse affect on our financial condition.

Capital expenditures and other costs necessary to operate and maintain our vessels may increase due to changes in governmental regulations, safety or other equipment standards.

Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make additional expenditures. In order to satisfy these requirements, we may, from time to time, be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate some or all of our vessels profitably during the remainder of their economic lives.

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, financial condition and results of operations.

Rising fuel prices may adversely affect our profits.

Fuel (bunkers) is a significant, if not the largest, operating expense for many of our shipping operations when our vessels are under voyage charter. When a vessel is operating under a time charter, these costs are paid by the charterer. However fuel costs are taken into account by the charterer in determining the amount of time charter hire and therefore fuel costs also indirectly affect time charters. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by OPEC and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Fuel prices have been at historically high levels recently, but shipowners have not really felt the effect of these high prices because the shipping markets have also been at high levels. Any increase in the price of fuel may adversely affect our profitability.

If our vessels fail to maintain their class certification and/or fail any annual survey, intermediate survey, dry-docking or special survey, that vessel would be unable to carry cargo, thereby reducing our revenues and profitability and violating certain loan covenants of our third-party indebtedness.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the Safety of Life at Sea Convention (“SOLAS”). Our vessels are currently classed with Lloyd’s Register of Shipping, Bureau Veritas and Nippon Kaiji Kyokai. ISM and International Ship and Port Facilities Security (“ISPS”) certification have been awarded by Bureau Veritas and the Panama Maritime Authority to our vessels and Eurobulk.

A vessel must undergo annual surveys, intermediate surveys, dry-dockings and special surveys. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Every vessel is also required to be dry-docked every two to three years for inspection of the underwater parts of such vessel.

If any vessel does not maintain its class and/or fails any annual survey, intermediate survey, dry-docking or special survey, the vessel will be unable to carry cargo between ports and will be unemployable and uninsurable which could cause us to be in violation of certain covenants in our loan agreements. Any such inability to carry cargo or be employed, or any such violation of covenants, could have a material adverse impact on our financial condition and results of operations. That status could cause us to be in violation of certain covenants in our loan agreements.

Rising crew costs may adversely affect our profits.

Crew costs are a significant operating expense for many of our shipping operations. Crewing costs have reached recent highs and may continue at such rates. The cost of employing suitable crew is unpredictable and fluctuates based on events outside our control, including supply and demand and the wages paid by other shipping companies. Crew costs have been at high levels recently, but shipowners have not really felt the effect of these high prices because the shipping markets have also been at high levels. Any increase in crew costs may adversely affect our profitability.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arresting or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted which would have a material adverse effect on our financial condition and results of operations.

In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one of our vessels for claims relating to another of our vessels.

Governments could requisition our vessels during a period of war or emergency, resulting in loss of earnings.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could have a material adverse effect on our financial condition and results of operations.

World events outside our control may negatively affect our ability to operate, thereby reducing our revenues and net income or our ability to obtain additional financing, thereby restricting the implementation of our business strategy.

Terrorist attacks such as the attacks on the United States of America on September 11, 2001, on London, England on July 7, 2005, and the response to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets and may affect our business, results of operations and financial condition. The continuing conflict in Iraq may lead to additional acts of terrorism and armed conflict around the world, which may contribute to further economic instability in the global financial markets. These uncertainties could also have a material adverse effect on our ability to obtain additional financing on terms acceptable to us or at all. Terrorist attacks may also negatively affect our operations and financial condition and directly impact its vessels or its customers. Future terrorist attacks could result in increased volatility of the financial markets in the United States of America and globally and could result in an economic recession in the United States of America or the world. Any of these occurrences could have a material adverse impact on our financial condition and costs.

Company Risk Factors

If we do not use the proceeds of this offering to acquire vessels and expand our fleet, we may use the proceeds of the offering for general corporate purposes which may result in lower earnings.

We intend to use the proceeds of this offering to acquire additional vessels and expand our fleet. Our management will have the discretion to identify and acquire vessels. If our management is unable to identify and acquire vessels on terms acceptable to us, we may use the proceeds of this offering for general corporate purposes. It may take a substantial period of time before we can locate and purchase suitable vessels. During this period, the proceeds of this offering may be invested on a short-term basis and therefore may not yield returns at rates comparable to what a vessel might have earned.

We depend entirely on Eurobulk to manage and charter our fleet, which may adversely affect our operations if Eurobulk fails to perform its obligations.

We have no employees and we currently contract the commercial and technical management of our fleet, including crewing, maintenance and repair, to Eurobulk, our affiliated ship management company. We may lose Eurobulk’s services or Eurobulk may fail to perform its obligations to us which could have a material adverse effect on our financial condition and results of our operations. Although we may have rights against Eurobulk if it defaults on its obligations to us, you will have no recourse against Eurobulk. Further, we expect that we will need to seek approval from our lenders to change Eurobulk as our ship manager.

Because Eurobulk is a privately held company, there is little or no publicly available information about it and there may be very little advance warning of operational or financial problems experienced by Eurobulk that may adversely affect us.

The ability of Eurobulk to continue providing services for our benefit will depend in part on its own financial strength. Circumstances beyond our control could impair Eurobulk’s financial strength, and because Eurobulk is privately held it is unlikely that information about its financial strength would become public unless Eurobulk began to default on its obligations. As a result, there may be little advance warning of problems affecting Eurobulk, even though these problems could have a material adverse effect on us.

Following this offering, Friends Investment Company Inc. will own approximately 31.3% of our outstanding shares of common stock, which may limit your ability to influence our actions.

Following this offering, Friends Investment Company Inc., or Friends, our largest shareholder and the selling shareholder, will own approximately 31.3% of the outstanding shares of our common stock. As a result of this share ownership and for so long as Friends owns a significant percentage of our outstanding common stock, Friends will be able to influence the outcome of any shareholder vote, including the election of directors, the adoption or amendment of provisions in our articles of incorporation or bylaws and possible mergers, corporate control contests and other significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control, merger, consolidation, takeover or other business combination involving us. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which could in turn have an adverse effect on the market price of our common stock. For more information concerning the selling shareholder, see “Principal and Selling Shareholders.”

Our corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands, and as such we are entitled to exemption from certain NASDAQ corporate governance standards. As a result, you may not have the same protections afforded to stockholders of companies that are subject to all of the NASDAQ corporate governance requirements.

Our Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of NASDAQ’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with NASDAQ corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. For a list of the practices followed by us in lieu of NASDAQ’s corporate governance rules, we refer you to the section of this prospectus supplement entitled “Management—Corporate Governance.”

We and our principal officers have affiliations with Eurobulk that could create conflicts of interest detrimental to us.

Our principal officers are also principals, officers and employees of Eurobulk, which is our ship management company. These responsibilities and relationships could create conflicts of interest between us and Eurobulk. Conflicts may also arise in connection with the chartering, purchase, sale and operations of the vessels in our fleet versus other vessels that are or may be managed in the future by Eurobulk. Circumstances in any of these instances may make one decision advantageous to us but detrimental to Eurobulk and vice versa. Eurobulk is expected to manage at least one vessel other than those owned by Euroseas. In the past, Eurobulk has managed other vessels where the Pittas family was a minority shareholder but never any where there was no Pittas family participation at all. However, it is possible that in the future Eurobulk may manage additional vessels which will not belong to Euroseas and in which the Pittas family may have controlling, little or even no power or participation and where such conflicts may arise. Eurobulk may not be able to resolve all conflicts of interest in a manner beneficial to us.

Companies affiliated with Eurobulk or our officers and directors may acquire vessels that compete with our fleet.

Companies affiliated with Eurobulk or our officers and directors own drybulk carriers and may acquire additional drybulk carriers, container ships or multipurpose vessels in the future. These vessels could be in competition with our fleet and other companies affiliated with Eurobulk might be faced with conflicts of interest with respect to their own interests and their obligations to us. Eurobulk, Friends and Aristides J. Pittas, our Chairman and Chief Executive Officer, have granted us a right of first refusal to acquire any drybulk vessel or container ship which any of them may consider for acquisition in the future. In addition, Mr. Pittas will use his best efforts to cause any entity with respect to which he directly or indirectly controls to grant us this right of first refusal. Were we, however, to decline any such opportunity offered to us or we do not have the resources or desire to accept any such opportunity, Eurobulk, Friends and Aristides J. Pittas, and any of their respective Affiliates, could acquire such vessels.

Our officers do not devote all of their time to our business.

Our officers are involved in other business activities that may result in their spending less time than is appropriate or necessary in order to manage our business successfully. Our Chief Executive Officer, Chief Financial Officer and Secretary are not employed directly by us, but rather their services are provided pursuant to our master management agreement with Eurobulk. These officers may spend a material portion of their time providing services to Eurobulk and its affiliates on matters unrelated to us.

We are a holding company, and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations or to make dividend payments.

We are a holding company and our subsidiaries, which are all wholly-owned by us, conduct all of our operations and own all of our operating assets. We have no significant assets other than the equity interests in our wholly-owned subsidiaries. As a result, our ability to make dividend payments to you depends on our subsidiaries and their ability to distribute funds to us. If we are unable to obtain funds from our subsidiaries, we may be unable or our Board of Directors may exercise its discretion not to pay dividends.

We may not be able to pay dividends.

Although our Board of Directors has adopted a policy to pay minimum quarterly dividends of $0.24 per share for 2007, subject to the limitations discussed below, we currently intend to pay regular quarterly dividends of $0.29 per share for the fourth quarter of 2007 and all of 2008 to holders of our common stock, when, as and if declared by our Board of Directors. However, we may not earn sufficient charterhire or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances based on certain covenants included in the loan agreements.

If we are not successful in acquiring additional vessels, any unused net proceeds from this offering may be used for general corporate purposes or held pending investment in other vessels. Identifying and acquiring vessels may take a significant amount time. The result may be that proceeds of this offering are not invested in additional vessels, or are so invested but only after some delay. In either case, we will not be able to earn charter hire consistent with our current anticipations, and our profitability and our ability to pay dividends will be affected.

In addition, the declaration and payment of dividends will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, charter rates in the drybulk and container shipping industry, the provisions of Marshall Islands law affecting the payment of dividends and other factors. Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which the dividend is declared or the preceding fiscal year. Marshall Islands law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend. As a result, we may not be able to pay dividends.

If we are unable to fund our capital expenditures, we may not be able to continue to operate some of our vessels, which would have a material adverse effect on our business and our ability to pay dividends.

In order to fund our capital expenditures, we may be required to incur borrowings or raise capital through the sale of debt or equity securities. Our ability to access the capital markets through future offerings may be limited by our financial condition at the time of any such offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures would limit our ability to continue to operate some of our vessels and could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends. Even if we are successful in obtaining such funds through financings, the terms of such financings could further limit our ability to pay dividends.

If we fail to manage our planned growth properly, we may not be able to successfully expand our market share.

We intend to continue to grow our fleet. Our growth will depend on:

•	locating and acquiring suitable vessels;
•	identifying and consummating acquisitions or joint ventures;
•	integrating any acquired business successfully with our existing operations;
•	enhancing our customer base;
•	managing our expansion; and
•	obtaining required financing on acceptable terms.

During periods in which charter rates are high, vessel values generally are high as well, and it may be difficult to consummate vessel acquisitions at favorable prices. In addition, growing any business by acquisition presents numerous risks, such as undisclosed liabilities and obligations and difficulty experienced in (1) obtaining additional qualified personnel, (2) managing relationships with customers and suppliers, and

(3) integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans or that we will not incur significant expenses and losses in connection with the execution of those growth plans.

A decline in the market value of our vessels could lead to a default under our loan agreements and the loss of our vessels.

We have incurred secured debt under loan agreements for our vessels and currently expect to incur additional secured debt in connection with our acquisition of other vessels. If the market value of our fleet declines, we may not be in compliance with certain provisions of our existing loan agreements and we may not be able to refinance our debt or obtain additional financing. If we are unable to pledge additional collateral, our lenders could accelerate our debt and foreclose on our fleet.

Our existing loan agreements contain restrictive covenants that may limit our liquidity and corporate activities.

Our existing loan agreements impose operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;
•	create liens on our assets;
•	sell capital stock of our subsidiaries;
•	make investments;
•	engage in mergers or acquisitions;
•	pay dividends;
•	make capital expenditures;
•	change the management of our vessels or terminate or materially amend the management agreement relating to each vessel; and
•	sell our vessels.

Therefore, we may need to seek permission from our lenders in order to engage in some corporate actions. The lenders’ interests may be different from our interests, and we may not be able to obtain the lenders’ permission when needed. This may prevent us from taking actions that are in our best interest.

Servicing future debt would limit funds available for other purposes.

To finance our fleet, we have incurred secured debt under loan agreements for our vessels. We also currently expect to incur additional secured debt to finance the acquisition of additional vessels. We must dedicate a portion of our cash flow from operations to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital expenditures and other purposes. As of June 30, 2007, we had total bank debt of approximately $75.6 million. As of September 30, 2007, we had repaid $4.2 million of our total bank debt, leaving us with total bank debt of $71.4 million. Our debt repayment schedule as of September 30, 2007 requires us to repay $39.8 million over the next two years, inclusive of $9.7 million repayment for a new $15 million loan we are scheduled to enter into on October 31, 2007 to partly finance the acquisition of m/v Ioanna P. If we were unable to service our debt, it could have a material adverse effect on our financial condition and results of operations.

A rise in interest rates could cause an increase in our costs and have a material adverse effect on our financial condition and results of operations. To finance vessel purchases, we have borrowed, and may continue to borrow, under loan agreements that provide for periodic interest rate adjustments based on indices that fluctuate with changes in market interest rates. If interest rates increase significantly, it would increase our costs of financing our acquisition of vessels, which could have a material adverse effect on our financial condition and results of operations. Any increase in debt service would also reduce the funds available to us to purchase other vessels.

Our ability to obtain additional debt financing may be dependent on the performance of our then existing charters and the creditworthiness of our charterers.

The actual or perceived credit quality of our charterers, and any defaults by them, may materially affect our ability to obtain the additional debt financing that we will require to purchase additional vessels or may significantly increase our costs of obtaining such financing. Our inability to obtain additional financing at all or at a higher than anticipated cost may materially affect our results of operation and our ability to implement our business strategy.

As we expand our business, we may need to upgrade our operations and financial systems, and add more staff and crew. If we cannot upgrade these systems or recruit suitable employees, our performance may be adversely affected.

Our current operating and financial systems may not be adequate if we expand the size of our fleet, and our attempts to improve those systems may be ineffective. In addition, if we expand our fleet, we will have to rely on Eurobulk to recruit suitable additional seafarers and shoreside administrative and management personnel. Eurobulk may not be able to continue to hire suitable employees as we expand our fleet. If Eurobulk’s unaffiliated crewing agent encounters business or financial difficulties, we may not be able to adequately staff our vessels. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees, our performance may be materially adversely affected.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls in amounts based not only on our own claim records, but also the claim records of other members of the protection and indemnity associations.

We may be subject to calls in amounts based not only on our claim records but also the claim records of other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expense to us, which could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Labor interruptions could disrupt our business.

Our vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder our operations from being carried out normally and could have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

In the highly competitive international drybulk and container shipping industry, we may not be able to compete for charters with new entrants or established companies with greater resources.

We employ our vessels in highly competitive markets that are capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than us. Competition for the transportation of drybulk and container cargoes can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented market, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets.

We will not be able to take advantage of favorable opportunities in the current spot market with respect to vessels employed on time charters.

As of October 29, 2007, 12 of the 15 vessels in our fleet (including m/v Ioanna P which is scheduled to be delivered to us on October 31, 2007) are employed under time charters with remaining terms ranging between one month and 53 months, one of our vessels is partly protected from market fluctuations (approximately 92% of our vessel capacity in the fourth quarter of 2007 and approximately 46% in 2008 are fixed) via its participation in a shipping pool and two “short panamax funds” (cargo funds) and one vessel is currently undergoing scheduled dry-docking. Although time charters provide relatively steady streams of revenue, vessels committed to time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable. If we cannot re-charter these vessels on time charters or trade them in the spot market profitably, our results of operations and operating cash flow may suffer. We may not be able to secure charter hire rates in the future that will enable us to operate our vessels profitably.

We may be unable to attract and retain key management personnel and other employees in the shipping industry, which may negatively affect the effectiveness of our management and our results of operations.

Our success depends to a significant extent upon the abilities and efforts of our management team. Our success will depend upon our ability to hire additional employees and to retain key members of our management team. The loss of any of these individuals could adversely affect our business prospects and financial condition. Difficulty in hiring and retaining personnel could adversely affect our results of operations. We do not currently intend to maintain “key man” life insurance on any of our officers.

Risks involved with operating ocean-going vessels could affect our business and reputation, which may reduce our revenues.

The operation of an ocean-going vessel carries inherent risks. These risks include, among others, the possibility of:

•	marine disaster;
•	piracy;
•	environmental accidents;
•	grounding, fire, explosions and collisions;
•	cargo and property losses or damage;
•	business interruptions caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions; and
•	work stoppages or other labor problems with crew members serving on our vessels.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, higher insurance rates, and damage to our reputation and customer relationships generally. Any of these circumstances or events could increase our costs or lower our revenues, which could result in reduction in the market price of our shares of common stock. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator.

The operation of drybulk carriers has certain unique operational risks.

The operation of certain ship types, such as drybulk carriers, has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the ship can be a risk factor. By their nature, drybulk cargoes are often heavy, dense, easily shifted, and react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach to the sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels holds. If a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessels bulkheads leading to the loss of a vessel. If we are unable to adequately maintain our vessels we may be unable to prevent these events. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

The operation of container ships has certain unique operational risks.

The operation of container ships has certain unique risks. Container ships operate at high speeds in order to move cargoes around the world quickly and minimize delivery delays. These high speeds can result in greater impact in collisions and groundings resulting in more damage to the vessel when compared to vessels operating at lower speeds. In addition, due to the placement of the containers on a container ship, there is a greater risk that containers carried on deck will be lost overboard if an accident does occur. Furthermore, with the highly varied cargo that can be carried on a single container ship, there can be additional difficulties with any clean-up operation following an accident. Also, we may not be able to correctly control the contents and condition of cargoes within the containers which may give rise to events such as customer complaints, accidents on-board the ships or problems with authorities due to carriage of illegal cargoes. Any of these circumstances or events could negatively impact our business, financial condition, results of operations and ability to pay dividends. In addition, the loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator.

Our vessels may suffer damage and it may face unexpected dry-docking costs, which could affect our cash flow and financial condition.

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs that our insurance does not cover. The loss of earnings while these vessels are being repaired and reconditioned, as well as the actual cost of these repairs, would decrease our earnings.

Purchasing and operating previously owned, or secondhand, vessels may result in increased operating costs and vessels off-hire, which could adversely affect our earnings.

Although we inspect the secondhand vessels prior to purchase, this inspection does not provide us with the same knowledge about their condition and cost of any required (or anticipated) repairs that it would have had if these vessels had been built for and operated exclusively by us. Generally, we do not receive the benefit of warranties on secondhand vessels.

In general, the cost of maintaining a vessel in good operating condition increases with the age of the vessel. As of October 29, 2007 (including m/v Ioanna P, which is scheduled to be delivered to us on October 31, 2007) the average age of our fleet will be approximately 17.5 years. As our fleet ages, we will incur increased costs. Older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers. Governmental regulations and safety or other equipment standards related to the age of a vessel may also require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which our vessels may engage.

Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations, or the addition of new equipment, to our vessels and may restrict the type of activities in which the vessels may engage. As our vessels age, market conditions may not justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we are not certain that the price for which we sell them will equal their carrying amount at that time.

We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.

We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance and freight, demurrage and defense insurance for our fleet. We do not maintain insurance against loss of hire, which covers business interruptions that result in the loss of use of a vessel. We may not be adequately insured against all risks and we may not be able to obtain adequate insurance coverage for our fleet in the future. The insurers may not pay particular claims. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. Moreover, the insurers may default on any claims they are required to pay. If our insurance is not enough to cover claims that may arise, it may have a material adverse effect on our financial condition and results of operations.

Our international operations expose us to risks of terrorism and piracy that may interfere with the operation of our vessels.

We are an international company and primarily conducts our operations outside the United States of America. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered affect our operations. In the past, political conflicts, particularly in the Arabian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. The likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked. We are not fully insured against any of these risks. In addition, future hostilities or other political instability in regions where our vessels operate could have a material adverse effect on our trade patterns and adversely affect our operations and performance.

Obligations associated with being a public company require significant company resources and management attention.

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the other rules and regulations of the Commission, including the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act requires that we evaluate and determine the effectiveness of our internal control over financial reporting. However, as a non-accelerated filer, we are not yet subject to this requirement. Currently, we would be subject to such requirement by the end of our fiscal year ending December 31, 2007. If we have a material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We have to dedicate a significant amount of time and resources to ensure compliance with these regulatory requirements.

We work with our legal, accounting and financial advisors to identify any areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. We evaluate areas such as corporate governance, corporate control, internal audit, disclosure controls and procedures and financial reporting and accounting systems. We will make changes in any of these and other areas, including our internal control over financial reporting, which we believe are necessary. However, these and other measures we may take may not be sufficient to allow us to satisfy our obligations as a public company on a timely and reliable basis. In addition, compliance with reporting and other requirements applicable to public companies will create additional costs for us and will require the time and attention of management. Our limited management resources may exacerbate the difficulties in complying with these reporting and other requirements while focusing on executing our business strategy. We may not be able to predict or estimate the amount of the additional costs we may incur, the timing of such costs or the degree of impact that our management’s attention to these matters will have on our business.

Our historical financial and operating data may not be representative of our future results because we are a recently formed company with a limited operating history as a stand-alone entity and as a publicly traded company.

Our historical financial and operating data may not be representative of our future results because we are a recently formed company with a limited operating history as a stand-alone entity and as a publicly traded company. Our consolidated financial statements include the financial position, results of operations and cash flows of shipowning companies managed by Eurobulk and majority owned by the Pittas family prior to their contribution to us. Although our results of operations, cash flows and financial condition reflected in the consolidated financial statements include all expenses allocable to our business, due to factors such as the additional administrative and financial obligations associated with operating as a publicly traded company, they may not be indicative of the results of operations that we would have achieved had we operated as a public entity for all periods presented or of future results that we may achieve as a publicly traded company with our current holding company structure.

Exposure to currency exchange rate fluctuations will result in fluctuations in our cash flows and operating results.

We generate all our revenues in U.S. dollars, but our ship manager, Eurobulk, incurs approximately 30% of vessel operating expenses and we incur management fees and general and administrative expenses in currencies other than the U.S. dollar. This difference could lead to fluctuations in our operating expenses, which would affect our financial results. Expenses incurred in foreign currencies increase when the value of the U.S. dollar falls, which would reduce our profitability.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. shareholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

Based on our current method of operation, we do not believe that we have been, are or will be a PFIC with respect to any taxable year. In this regard, we treat the gross income we derive or are deemed to derive from our time chartering activities as services income, rather than rental income. Accordingly, we believe that our income from our time chartering activities does not constitute “passive income,” and the assets that we own and operate in connection with the production of that income do not constitute passive assets.

There is, however, no direct legal authority under the PFIC rules addressing our method of operation. Accordingly, the U.S. Internal Revenue Service, or IRS, or a court of law may not accept our position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, we may constitute a PFIC for any future taxable year if there were to be changes in the nature and extent of our operations.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. shareholders will face adverse U.S. tax consequences. Under the PFIC rules, unless those shareholders make an election available under the United States Internal Revenue Code of 1986 (the “Code”) (which election could itself have adverse consequences for such shareholders, as discussed in the accompanying prospectus under “Taxation — United States Federal Income Taxation of U.S. Holders”), such shareholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of our shares, as if the excess distribution or gain had been recognized ratably over the shareholder’s holding period of our shares. See “Taxation — United States Federal Income Taxation of U.S. Holders” in the accompanying prospectus for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. shareholders if we are treated as a PFIC.

Legislation has been proposed in the United States which would prevent dividends on our shares from qualifying for certain preferential rates for U.S. federal income tax purposes.

“Qualified dividend income” derived by noncorporate shareholders that are subject to U.S. federal income tax is currently subject to U.S. federal income taxation at reduced rates. We expect that under current law, so long as our shares are traded on the NASDAQ Capital Market or the NASDAQ Global Market and we do not and have not qualified as a “passive foreign investment company” for U.S. federal income tax purposes, distributions treated as dividends for U.S. tax purposes on our shares will potentially be eligible (that is, eligible if certain conditions relating the shareholder are satisfied) for treatment as qualified dividend income. Proposed legislation in the United States would, however, if enacted, make it unlikely that such distributions on our shares would be eligible for such treatment. As of the date hereof, no assurance can be given regarding whether or not such legislation will be enacted.

Dividends paid on the common stock to U.S. individuals, trusts and estates may be taxed as ordinary income.

Our common stock is listed on the NASDAQ Global Market and dividends on our common stock are potentially eligible to be treated as “qualified dividend income” which is taxed to U.S. individuals, trusts and estates at preferential tax rates. If our common stock fails to maintain the requirements of the NASDAQ Global Market or another established securities market in the United States, our shares will trade over the counter and any dividends paid on the shares will be treated for U.S. tax purposes as ordinary income rather than “qualified dividend income” and lose eligibility for the preferential tax treatment.

We may have to pay tax on United States source income, which would reduce our earnings.

Under the Code, 50% of the gross shipping income of a vessel owning or chartering corporation, such as ourselves and our subsidiaries, that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States may be subject to a 4% United States federal income tax without allowance for deduction, unless that corporation qualifies for exemption from tax under section 883 of the Code and the applicable Treasury Regulations promulgated thereunder.

We believe that we and each of our subsidiaries qualify for this statutory tax exemption and we have taken this position for United States federal income tax return reporting purposes. However, there are factual circumstances beyond our control that could cause us to lose the benefit of this tax exemption and thereby become subject to United States federal income tax on our United States source income. Due to the factual nature of the issues involved, we may not be able to maintain our tax-exempt status or that of any of our subsidiaries.

If we or our subsidiaries are not entitled to exemption under Section 883 for any taxable year, we or our subsidiaries could be subject for those years to an effective 2% United States federal income tax on the shipping income these companies derive during the year that are attributable to the transport or cargoes to or from the United States. The imposition of this taxation would have a negative effect on our business and would result in decreased earnings available for distribution to our shareholders.

It may be difficult to enforce service of process and enforcement of judgments against us and our officers and directors.

We are a Marshall Islands corporation, and our executive offices are located outside of the United States in Maroussi, Greece. A majority of our directors and officers reside outside of the United States, and a substantial portion of our assets and the assets of our officers and directors are located outside of the United States. As a result, you may have difficulty serving legal process within the United States upon us or any of these persons. You may also have difficulty enforcing, both in and outside of the United States, judgments you may obtain in the U.S. courts against us or these persons in any action, including actions based upon the civil liability provisions of U.S. federal or state securities laws.

There is also substantial doubt that the courts of the Marshall Islands or Greece would enter judgments in original actions brought in those courts predicated on U.S. federal or state securities laws.

Risk Factors Relating To Our Common Stock

The trading volume for our common stock has been low, which may cause our common stock to trade at lower prices and make it difficult to sell your common stock.

Although our shares of common stock have traded on the NASDAQ Global Market since January 31, 2007, the trading volume has been low. Our shares may not actively trade in the public market and any such limited liquidity may cause our common stock to trade at lower prices and make it difficult to sell your common stock.

The market price of our common stock has been and may in the future be subject to significant fluctuations.

The market price of our common stock has been and may in the future be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among the factors that have in the past and could in the future affect our stock price are:

•	quarterly variations in our results of operations;
•	changes in sales or earnings estimates or publication of research reports by analysts;
•	speculation in the press or investment community about our business or the shipping industry;
•	changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•	strategic actions by us or our competitors such as acquisitions or restructurings;
•	regulatory developments;
•	additions or departures of key personnel;
•	general market conditions; and
•	domestic and international economic, market and currency factors unrelated to our performance.

The stock markets in general, and the markets for drybulk shipping and shipping stocks in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

The price of our shares may be volatile and less than you originally paid for such shares.

The price of our shares may be volatile, and may fluctuate due to factors such as:

•	actual or anticipated fluctuations in quarterly and annual results;
•	mergers and strategic alliances in the shipping industry;
•	market conditions in the industry;
•	changes in government regulation;
•	fluctuations in our quarterly revenues and earnings and those of our publicly held competitors;
•	payment of dividends;
•	shortfalls in our operating results from levels forecasted by securities analysts;
•	announcements concerning us or our competitors; and
•	the general state of the securities markets.

The international drybulk and container shipping industry has been highly unpredictable and volatile. The market for stock of companies in this industry may be equally volatile. Our shares may trade at prices lower than you originally paid for such shares.

Our Articles of Incorporation and Bylaws contain anti-takeover provisions that may discourage, delay or prevent (1) our merger or acquisition and/or (2) the removal of incumbent directors and officers.

Our current Articles of Incorporation and Bylaws contain certain anti-takeover provisions. These provisions include blank check preferred stock, the prohibition of cumulative voting in the election of directors, a classified board of directors, advance written notice for shareholder nominations for directors, removal of directors only for cause, advance written notice of shareholder proposals for the removal of directors and limitations on action by shareholders. These provisions, either individually or in the aggregate, may discourage, delay or prevent (1) our merger or acquisition by means of a tender offer, a proxy contest or otherwise, that a shareholder may consider in its best interest and (2) the removal of incumbent directors and officers.

Future sales of our stock could cause the market price of our common stock to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, may depress the market price for our common stock. These sales could also impair our ability to raise additional capital through the sale of our equity securities in the future.

On February 3, 2006, we registered for resale 2,342,331 shares of common stock we had issued in our Private Placement on August 25, 2005, 585,589 shares of our common stock issuable upon the exercise of warrants issued in the Private Placement and 272,868 shares of our common stock issued to certain affiliates of Cove, in connection with the merger of Cove with our wholly-owned subsidiary, Euroseas Acquisition Company Inc. Registration of such shares has, except for any shares purchased by affiliates, resulted in such shares becoming freely tradable without restriction under the Securities Act of 1933, as amended (the “Securities Act”).

In addition, we have entered into a registration rights agreement with Friends, our largest shareholder, pursuant to which we have granted Friends the right to require us to register under the Securities Act, shares of our common stock held by it. Under the registration rights agreement, Friends has the right to request that we register the sale of shares held by it on its behalf and may require us to make available shelf registration statements permitting sales of shares into the market from time to time over an extended period. Friends has registered all of its shares for re-sale under our registration statement that was declared effective on May 16, 2007 which has resulted in these shares becoming freely tradable without restriction under the Securities Act, subject to a 90 day lock-up agreement to which Friends is a party in connection with this offering. As part of this offering, Friends is selling 750,000 shares of common stock.

On February 5, 2007, we issued 5,750,000 shares in connection with our follow-on common stock offering. On July 5, 2007, we issued another 5,750,000 shares in connection with a subsequent follow-on common stock offering.

We may issue additional shares of our stock in the future and our stockholders may elect to sell large numbers of shares held by them from time to time. Our amended and restated articles of incorporation authorize us to issue up to 100,000,000 shares of common stock and 20,000,000 shares of preferred stock.

Sales of a substantial number of any of the shares of common stock mentioned above may cause the market price of our common stock to decline.

Because the Republic of the Marshall Islands, where we are incorporated, does not have a well-developed body of corporate law, shareholders may have fewer rights and protections than under typical United States law, such as Delaware, and shareholders may have difficulty in protecting their interest with regard to actions taken by our Board of Directors.

Our corporate affairs are governed by our Articles of Incorporation and Bylaws and by the Marshall Islands Business Corporations Act (the “BCA”). The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. For example, under Marshall Islands law, a copy of the notice of any meeting of the shareholders must be given not less than 15 days before the meeting, whereas in Delaware such notice must be given not less than 10 days before the meeting. Therefore, if immediate shareholder action is required, a meeting may not be able to be convened as quickly as it can be convened under Delaware law. Also, under Marshall Islands law, any action required to be taken by a meeting of shareholders may only be taken without a meeting if consent is in writing and is signed by all of the shareholders entitled to vote, whereas under Delaware law action may be taken by consent if approved by the number of shareholders that would be required to approve such action at a meeting. Therefore, under Marshall Islands law, it may be more difficult for a company to take certain actions without a meeting even if a majority of the shareholders approve of such action. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, public shareholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

The trading market for shares of our common stock is the NASDAQ Global Market, on which our shares trade under the symbol “ESEA.” The following table sets forth the high and low closing prices for shares of our common stock since our listing originally in the OTCBB (under symbols ESEAF.OB and EUSEF.OB) and since January 31, 2007 on the NASDAQ Global Market, and quarterly dividend paid per share of common stock. The closing prices below have been adjusted for the reverse 1-for-3 common stock split that was effected on October 6, 2006. We have declared a dividend of $0.29 per share of common stock on October 16, 2007 that will be paid on November 28, 2007 to shareholders of record as of November 5, 2007.

Period	Low	High	Dividends Paid
2006	$6.00	$18.93	—
2nd quarter 2006	9.00	18.93	$0.18
3rd quarter 2006	8.55	9.30	0.18
4th quarter 2006	6.00	9.00	0.21
2007	$7.00	$16.91	—
1st quarter 2007	7.00	10.00	$0.22
2nd quarter 2007	10.35	15.75	0.24
3rd quarter 2007	11.80	16.91	0.25
April 2007	$10.35	$11.50	—
May 2007	10.83	13.35	—
June 2007	13.37	15.75	—
July 2007	13.97	16.91	—
August 2007	11.80	15.29	—
September 2007	13.15	14.96	—
October 2007*	14.96	20.79	—

*	Through October 29, 2007.

DIVIDEND POLICY

Our policy is to declare regular quarterly dividends to shareholders from our net profits each February, May, August and November in amounts the Board of Directors may from time to time determine are appropriate. Our Board has adopted a minimum target quarterly dividend of $0.24 per common share, but we expect to pay quarterly dividends of at least the level of our last dividend of $0.29 per share for the fourth quarter of 2007 and all of 2008. Our policy is to use the remaining cash available for distribution to repay debt, finance future vessel acquisitions and fund working capital.

On October 16, 2007 we declared a dividend on our common stock in the amount of $0.29 per share for the results of operations for the three-month period ended September 30, 2007, which will be paid on November 28, 2007 to the shareholders of record as of November 5, 2007. Purchasers of common stock in this offering will not receive this dividend. We expect to declare our next dividend in January 2008.

The exact timing and amount of dividend payments will be determined by our Board of Directors and will be dependent upon our earnings, financial condition, cash requirement and availability, restrictions in its loan agreements, growth strategy, the provisions of Marshall Islands law affecting the payment of distributions to shareholders and other factors, such as the acquisition of additional vessels. However, we do not believe that the acquisition of vessels to our fleet will impact our dividend policy of paying quarterly dividends to our shareholders out of our net profits. We believe that the addition of vessels to our fleet in the future should enable us to pay a higher dividend per share than we would otherwise be able to pay without additional vessels since such additional vessels should increase our earnings. However, we cannot give any current estimate of what dividends may be in the future since any such dividend amounts will depend upon the amount of revenues those vessels are able to generate and the costs incurred in operating such vessels.

In addition, Marshall Islands law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which the dividend is declared or the preceding fiscal year. Marshall Islands law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend.

Dividends may be declared in conformity with applicable law by, and at the discretion of, our Board of Directors at any regular or special meeting. Dividends may be declared and paid in cash, stock or other property of the Company. The payment of dividends is not guaranteed or assured, and may be discontinued at any time at the discretion of our Board of Directors.

USE OF PROCEEDS

We estimate that we will receive net proceeds of approximately $   million from this offering assuming that the underwriters’ over-allotment option is not exercised and after deducting underwriting discounts and commissions and offering expenses. We intend to use the net proceeds to acquire additional vessels in the sectors in which we currently operate and for general corporate purposes.

We estimate that the selling shareholder will receive net proceeds of approximately $   from this offering assuming the underwriters’ over-allotment option is not exercised and after deducting underwriting discounts and commissions. We will not receive any proceeds from any shares of common stock sold by the selling shareholder.

CAPITALIZATION

The following table sets forth our consolidated capitalization at June 30, 2007:

•	on an actual basis;
•	on an as adjusted basis to give effect to (i) the net proceeds of $73,015,572 from our follow-on offering of common stock in July 2007, (ii) a cash dividend of $6,052,064 declared on July 17, 2007 paid on August 24, 2007, (iii) a cash dividend of $7,040,717 declared on October 16, 2007, (iv) common stock issued upon the exercise of 156,162 warrants, (v) the drawdown of a new loan of $15,000,000 to partly finance the acquisition of the m/v Ioanna P and loan repayments of $4,220,000; and
•	on an as further adjusted basis giving effect to our issuance and sale of 5,000,000 shares of common stock in this offering at an assumed offering price of $19.89 per share, the last reported closing price of our common shares on October 29, 2007, net of underwriters’ discounts and commissions and offering expenses and application of those proceeds as described under “Use of Proceeds.”

	As of June 30, 2007
	Actual	As Adjusted(1)	As Further Adjusted(2)
	(all amounts in U.S. dollars, except share data)
Debt:
Current portion of long term debt	$19,780,000	$19,260,000	$19,260,000
Total long term debt, net of current portion	55,800,000	67,100,000	67,100,000
Total debt	$75,580,000	$86,360,000	$86,360,000
Shareholders’ equity:
Common stock, $0.03 par value; 100,000,000 shares authorized on an actual and as adjusted basis; 18,372,172 shares issued and outstanding on an actual basis; 24,278,334 issued and outstanding on an as adjusted basis; 29,278,334 shares issued and outstanding on an as further adjusted basis	$551,165	$728,350	$878,350
Preferred stock, $0.01 par value; 20,000,000 shares authorized on an actual and as adjusted basis and as further adjusted basis; 0 shares issued and outstanding	—	—	—
Additional paid-in capital	61,448,264	135,973,201	229,652,076
Common Stock to be issued on warrants exercised	9,904	—
Retained earnings as of June 30, 2007	28,038,907	28,038,907	28,038,907
Dividends declared on July 17, 2007 and October 16, 2007	—	(13,092,781)	(13,092,781)
Total shareholders’ equity	$90,048,240	$151,647,677	$245,476,552
Total capitalization	$165,628,240	$238,007,677	$331,836,552

(1)	There have been no significant changes to our capitalization since June 30, 2007, as so adjusted.
(2)	Assumes the underwriters do not exercise their over-allotment option.

As of June 30, 2007, we had $7.2 million in cash and cash equivalents and, on “as further adjusted” basis, cash and cash equivalents are $83.4 million taking into account payment for the Company’s vessels m/v Despina P, m/v Jonathan P, m/v Tiger Bridge and m/v Ioanna P.

DILUTION

At June 30, 2007, we had net tangible book value of $84.0 million, or $4.57 per share; adjusted for the net proceeds from the sale of 5,750,000 shares at $13.50 per share as part of our follow-on offering in July 2007 and the issuance of an additional 156,162 shares upon the exercise of warrants, we had net tangible book value of $158.7 million, or $6.54 per share. After giving effect to the issuance of 5,000,000 shares of common stock in this offering at an assumed offering price of $19.89 per share, the last reported closing price of our common shares on October 29, 2007, the pro forma net tangible book value at June 30, 2007 as adjusted would have been $252.5 million or $8.62 per share. This represents an immediate appreciation in net tangible book value of $2.09 per share to existing shareholders and an immediate dilution of net tangible book value of $11.27 per share to new investors. The following table illustrates the pro forma per share dilution and appreciation at June 30, 2007:

Assumed offering price per share in this offering	$19.89
Net tangible book value per share as of June 30, 2007 adjusted for follow-on offering of July 2007 and for warrants exercised	6.54
Increase in net tangible book value attributable to existing shareholders	2.09
Pro forma net tangible book value per share after giving effect to this offering	8.62
Dilution per share to the new investors	$11.27

Net tangible book value per share of our common stock is determined by dividing our tangible net worth, which consists of tangible assets less liabilities, by the number of shares of our common stock outstanding. Dilution is determined by subtracting the net tangible book value per share of common stock after this offering from the public offering price per share.

The following table summarizes, on a pro forma basis as at June 30, 2007, the differences between the number of shares of common stock acquired from us, the total amount paid and the average price per share paid by the existing holders of shares of common stock and by the investors in this offering.

	Pro Forma Shares Outstanding		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	24,278,334	82.9%	$158,660,398	61.5%	$6.54
New investors	5,000,000[1]	17.1%	99,450,000	38.5%	19.89
Total	29,278,334	100.0%	$258,110,398	100.0%	$8.82

[1]	Calculated based on the issuance of 5,000,000 new shares of common stock.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and footnotes thereto previously filed with the Commission. This discussion contains forward-looking statements, which are based on our assumptions about the future of our business. Our actual results will likely differ materially from those contained in the forward-looking statements. Please read “Forward-Looking Statements” for additional information regarding forward-looking statements used in this prospectus. Reference in the following discussion to “our” and “us” refer to Euroseas, our subsidiaries and the predecessor operations of Euroseas, except where the context otherwise indicates or requires.

General

We are a provider of worldwide ocean-going transportation services. We own and operate drybulk carriers that transport major bulks such as iron ore, coal and grains, and minor bulks such as bauxite, phosphate and fertilizers. We also own and operate container ships and multipurpose vessels that transport dry and refrigerated cargoes mainly including manufactured products and perishables.

We actively manage the deployment of our fleet between spot charters, which generally last from several days to several weeks, and time charters, which can last up to several years. Some of our vessels may participate in shipping pools, or, in some cases participate in contracts of affreightment. Vessels operating on time charters provide more predictable cash flows but can yield lower profit margins than vessels operating in the spot market during periods characterized by favorable market conditions. Vessels operating in the spot market generate revenues that are less predictable but may enable us to achieve increased profit margins during periods of high vessel rates although we are exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance. Vessels operating in shipping pools benefit from better scheduling, and thus increased utilization, and better access to contracts of affreightment due to the larger commercial operation. Shipping pools may employ the vessels either exclusively in spot charters or a combination of spot and time charters and contracts of affreightment. We are constantly evaluating opportunities to increase the number of our vessels deployed on time charters or to participate in shipping pools (if available for our vessels). However, we only expect to enter into additional time charters or shipping pools if we can obtain contract terms that satisfy our criteria. Container ships are employed almost exclusively on time charter contracts. We carefully evaluate the length and the rate of the time charter contract at the time of fixing or renewing a contract considering market conditions, trends and expectations.

Following the delivery of m/v Ioanna P, which is expected to be delivered on October 31, 2007, our fleet will consist of a total of 15 vessels consisting of five drybulk carriers, comprised of three Panamax drybulk carriers and two Handysize drybulk carriers, nine container ships and one multipurpose vessel. The total cargo carrying capacity of the five drybulk carriers is 277,316 dwt and of the nine container ships is 239,010 dwt and 15,231 teu. Our multipurpose vessel can carry 22,568 dwt or 950 teu, or a combination thereof.

Since our Private Placement in August 25, 2005, we have declared and paid dividends on our common stock in the total amount of $1.67 per common share aggregating $19.3 million. On October 16, 2007, we declared a dividend on our common stock in the amount of $0.29 per share for the three-month period ended September 30, 2007, which will be paid on November 28, 2007 to shareholders of record as of November 5, 2007. Our Board has adopted a minimum target quarterly dividend of $0.24 per common share, but we expect to pay quarterly dividends of at least the level of our last dividend of $0.29 per share for the fourth quarter of 2007 and all of 2008. Our policy is to use the remaining portion of this cash to aggressively pay down debt, maintain financial flexibility, finance future vessel acquisitions and provide an attractive dividend to our shareholders. Please refer to “Dividend Policy” for a more complete discussion of our dividend policy.

On February 5, 2007 we completed a follow-on offering of common stock of 5,750,000 shares yielding $43.3 million in net proceeds, which we used to repay indebtedness and to purchase two additional vessels, m/v Gregos and m/v Manolis P. In connection with this follow-on offering, on January 31, 2007, our common stock began to trade on the NASDAQ Global Market under the symbol “ESEA.”

On July 5, 2007, we completed a follow-on offering of common stock of 5,750,000 shares yielding $73.0 million in net proceeds, which we used to acquire the additional vessels, m/v Despina P, m/v Jonathan P and m/v Tiger Bridge. We are also using a portion of the proceeds to acquire m/v Ioanna P.

Recent Developments

On June 29, 2007, we entered into memoranda of agreement to purchase the m/v Despina P (ex-Honor River) and the m/v Jonathan P (ex-Beauty River), two handysize container ships, each with a capacity of 33,667 dwt and 1,932 teu. The vessels are sister ships built in 1990 in South Korea and are similar in terms of capacity to the m/v Artemis. The m/v Despina P and the m/v Jonathan P were each acquired for $18.7 million and were delivered to us in August 2007.

On August 30, 2007, we entered into a memorandum of agreement to purchase the m/v Tiger Bridge, an intermediate size container ship with a capacity of 31,627 dwt and 2,228 teu. The vessel is built in 1990 in South Korea. The m/v Tiger Bridge was acquired for $24 million and comes with a time charter attached until July 2009 at a rate of $16,500 per day. It was delivered to our fleet in October 2007.

On September 28, 2007, we contracted to acquire a Panamax drybulk carrier of 64,873 dwt, m/v Ioanna P, built in 1984, for a purchase price of $28.6 million. The Ioanna P is scheduled to be delivered to the Company on October 31, 2007 with a time charter until July 2008 at a rate of $35,500 per day. We expect to fund the purchase price of this vessel with cash reserves and bank debt.

Six month period ended June 30, 2007 compared to six month period ended June 30, 2006.

Voyage revenues. Voyage revenues for the period were $30.52 million, up 49.5% compared to the same period in 2006 during which voyage revenues amounted to $20.42 million. The increase was primarily due to the significantly higher charter rates our vessels achieved in 2007 as compared to 2006. Our fleet for the six months ended June 30, 2007 had an average of 9.55 vessels and had throughout the period 2.7 unscheduled and 99 scheduled offhire days for the dry-docking of m/v Tasman Trader, m/v Artemis, m/v Ninos and m/v Gregos generating an average TCE rate per vessel of $18,567 per day compared to $13,434 per vessel per day for the same period in 2006 during which we operated an average fleet of 8.19 vessels. The average TCE rate our vessels achieved is a combination of the time charter rate earned by our vessels under time charter contracts, which is not influenced by market developments but is instead influenced by the rate at which our charters get renewed, and the TCE rate earned by our vessels employed in the spot market which is influenced by market developments. Shipping markets in the first six months of 2007 were on average much stronger compared to the same period in 2006 as it relates to the dry bulk markets and somewhat weaker as it relates to the container ship market but this did not influence our results since our container ships were under time charter contracts.

Commissions. Commissions for the six month period ended June 30, 2007 were $1.42 million as compared to $0.90 million in the comparable prior year period. Commissions were marginally higher for the six months ended June 30, 2007 as a percentage of voyage revenues at 4.66% versus 4.39% in the comparable 2006 period.

Voyage expenses. Voyage expenses for the six month period ended June 30, 2007 were $0.33 million related to expenses for certain voyage charters. For the six month period ended June 30, 2006, voyage expenses amounted to $0.87 million. Because our vessels are generally chartered under time charter contracts, voyage expenses represented a small fraction (1.08% and 4.24% in 2007 and 2006, respectively) of voyage revenues. During the six month period ended June 30, 2007, we had fewer vessels employed under voyage charters than in the same period of 2006, which resulted in lower voyage expenses.

Vessel operating expenses. Vessel operating expenses were $6.35 million for the period compared to $5.06 million for the same period in 2006. This difference was due to the higher average number of vessels we operated in 2007. Daily vessel operating expenses per vessel increased by 7.8% between the two periods to $3,675 per day in 2007 compared to $3,409 per day in 2006, primarily as a result of higher crewing costs.

Management fees. These are part of the fees we pay to Eurobulk under our management agreement. As of June 30, 2007, Eurobulk charged us 630 Euros per day per vessel totaling $1.45 million for the period, or $840 per day per vessel reflecting an average rate of 626.7 Euros per vessel per day. For the same period in 2006, management fees amounted to $1.11 million, or $750 per day per vessel based on an average daily rate per vessel of 606.7 Euros. The Euro exchange rate has been on average about 8.4% higher in the first six months of 2007 as compared to the same period in 2006. The increase in the management fees paid in 2007 also resulted from an increase in the average number of vessels we owned during the period.

Other general and administrative expenses. These are expenses we pay as part of our operation as a public company and include the fixed portion of our management agreement fees, legal and auditing fees, directors’ and officers’ liability insurance and other miscellaneous corporate expenses. In the six month period ended June 30, 2007, we had a total of $0.68 million of general and administrative expenses as compared to $0.52 million during the same period of 2006.

Amortization of dry-docking and special survey expense and vessel depreciation. Amortization and depreciation for the period was $6.16 million. This consists of $5.61 million of depreciation and $0.55 million of amortization of deferred dry-docking expenditures. Comparatively, depreciation and amortization for the same period in 2006 amounted to $2.63 million and $0.56 million, respectively, for a total of $3.19 million. Depreciation in the six month period ended June 30, 2007 was higher than in the same period of 2006 because of the higher average number of vessels in our fleet and also because the quarterly depreciation associated with vessels bought in 2006 and 2007 was higher than the corresponding depreciation of the vessels sold during 2006 and 2007. Amortization in the six month period ended June 30, 2007 is marginally lower than the same period in 2006 due to the sale of m/v Pantelis P and m/v John P in the middle of 2006 and m/v Ariel in February 2007, while of the seven vessels bought during 2005, 2006 and the first six months of 2007 only three (m/v Artemis, m/v Tasman Trader and m/v Gregos) had some amortization during the six month period ended June 30, 2007.

Net gain or loss from vessel sales. There was one vessel, m/v Ariel, sold in 2007 for a gain of $3.41 million. During the same period of 2006, m/v Pantelis was sold for a gain of $2.17 million.

Interest and other financing costs, net. Interest and other financing costs, net for the period were $1.66 million. Of this amount, $2.36 million relates to interest incurred, loan fees and expenses paid and deferred loan fees written-off during the period, offset by $0.70 million of interest income during the period. Comparatively, during the same period in 2006, net interest and finance costs amounted to $0.92 million, comprised of $1.39 million of interest incurred and loan fees and offset by $0.47 million of interest income. Interest incurred and loan fees are higher in 2007 due to the higher loan amounts outstanding as a result of the debt incurred in June 2006, August 2006, November 2006 and June 2007 to partly finance certain vessel acquisitions.

Foreign Exchange Gains or Losses. In the six month period ended June 30, 2007, we had a $60 foreign exchange gain compared to a $2,007 loss during the same period of 2006.

Net income. As a result of the above, net income for the six month period ended June 30, 2007 was $15.88 million compared to $10.02 million for the same period in 2006, representing an increase of 58.5%.

Liquidity and Capital Resources

Historically, our sources of funds have been equity provided by our shareholders, operating cash flows and long-term borrowings. Our principal use of funds has been capital expenditures to establish and expand our fleet, maintain the quality of our drybulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends. We expect to rely upon funds raised from our recent follow-on common stock offering, operating cash flows, long term borrowings, as well as future offerings to implement our growth plan and meet our liquidity needs going forward. In our opinion our working capital is sufficient for our present requirements.

Cash Flows

As of June 30, 2007, we had a cash balance of $7.23 million, funds due from related companies of $0.88 million and $4.58 million cash in restricted retention accounts. Amounts due from related parties mainly consist of advances of funds to our fleet manager, Eurobulk, to pay for all anticipated vessel expenses on behalf of the ship-owning companies during the normal course of operations for which they have the right of offset. The amount of $0.88 million due from related parties as of June 30, 2007, consists entirely of such advances. Working capital is current assets minus current liabilities, including the current portion of long term debt. We have a working capital deficit of $14.49 million including the current portion of long term debt which was $19.78 million as of June 30, 2007. All of the $7.19 million dividend declared was paid as of

June 30, 2007. We consider our liquidity sufficient for our operations. We anticipate that internally generated cash flow will be sufficient to fund the operations of our fleet, including our working capital requirements.

Net cash from operating activities.

Our net cash from operating activities during the six month period ended June 30, 2007 was $21.32 million. This represents the net amount of cash, after expenses, generated by chartering our vessels. Net income for the period was $15.88 million, which was increased by a gain of $3.41 million from the sale of m/v Ariel and decreased by $6.16 million of depreciation and amortization. Also, during the six month period ended June 30, 2007, our cash flow was increased by the amortization of the above market charters acquired of $1.46 million and increased by the amortization of the below market charters acquired of $0.23 million for a net effect of $1.23 million for the period. In the same period of 2006, net cash flow from operating activities was $11.51 million based on a contribution of net income of $10.02 million.

Net cash from investing activities.

In the six month period ended June 30, 2007, we purchased m/v Gregos, m/v Manolis P and m/v Clan Gladiator for a total of $58.13 million. We received proceeds from the sale of m/v Ariel totaling $5.22 million net of sale expenses and we had to put in retention accounts $0.73 million to satisfy requirements of our loan facilities for a total of funds used in investment activities of $53.64 million. It is our strategy to expand and renew our fleet by pursuing selective acquisitions. At the same time, we sell vessels in order to renew our fleet or take advantage of opportune market conditions. In the same period of 2006, cash flow used in investing activities amounted to $5.74 million reflecting the acquisition of m/v Tasman Trader, sale of m/v Pantelis P and contributions to retention accounts.

Net cash used in financing activities.

In the six month period ended June 30, 2007, net cash provided by financing activities amounted to $36.75 million. This is mainly accounted by net proceeds from our follow-on offering of $43.16 million completed in February 2007 and new loans of $10.0 million offset by $7.19 million of dividends and $9.37 million in loan repayments. In the same period of 2006, net cash used in financing activities amounted to $6.01 million mainly reflecting $4.54 million of dividends and $9.69 million of loan repayments and new loans of $8.25 million.

Debt Financing

We operate in a capital intensive industry which requires significant amounts of investment, and we fund a major portion of this investment through long term debt. We maintain debt levels we consider prudent based on our market expectations, cash flow, interest coverage and percentage of debt to capital. During the six month period ended June 30, 2007, we drew one additional $10.0 million loan to partly finance the acquisition of m/v Manolis P.

As of June 30, 2007, we had nine outstanding loans with a combined outstanding balance of $75.6 million. These loans have maturity dates between 2008 and 2015. Our long-term debt as of June 30, 2007 is comprised of bank loans granted to our vessel-owning subsidiaries. A description of our loans as of June 30, 2007 is provided in Note 9 of our financial statements for the six month period ended June 30, 2007 filed with Securities and Exchange Commission on August 23, 2007. We plan to repay approximately $8.99 million of our long term debt in the second half of 2007 in addition to the $9.37 million of repayments made during the six month period ended June 30, 2007.

Our loans have various covenants which include restrictions to changes in management and ownership of the vessels, distribution of dividends or any other distribution of profits or assets, additional indebtedness and mortgaging of vessels without lenders’ consent, the sale of vessels, as well as minimum requirements regarding the hull cover ratio and corporate liquidity. If we are found to be in default of any covenants we might be required to provide supplemental collateral to the lenders, usually in the form of restricted cash. Increases in restricted cash required to satisfy loan covenants, would reduce funds available for investment or working capital and could have a negative impact on our operations. If we cannot correct any violated covenants, we might be required to repay all or part of our loans, which, in turn, might require us to sell one or more of our vessels under distressed conditions. We are not in default of any credit facility covenant as of June 30, 2007.

Capital Expenditures

We make capital expenditures from time to time in connection with our vessel acquisitions. Our three most recent vessel acquisitions consist of two container ships, m/v Clan Gladiator, which was delivered to us in June 2007 and m/v Bitre Ritscher (renamed m/v Manolis P), which was delivered to us in April 2007, and one drybulk carrier, m/v Gregos, which was delivered to us in February 2007. We financed all of those purchases initially with 100% equity. We subsequently arranged for a loan to partly finance the acquisition of m/v Gregos (in actuality, we added m/v Gregos as additional collateral to our loan drawn to finance m/v YM Xingang I, part of which was to be repaid with the proceeds of our follow-on offering) and for a loan to finance partly the acquisition of m/v Manolis P to free funds for further acquisitions. We financed the acquisition of m/v Clan Gladiator with equity.

We sold m/v Ariel on February 22, 2007. We will use the proceeds from the sale of the above vessel for general corporate purposes, including additional acquisitions, repayment of debt or payment of dividends.

Four of our vessels in our operating fleet underwent scheduled dry-docking or special surveys in the six month period ended June 30, 2007, one vessel underwent dry-docking in the third quarter of 2007 and two additional vessels are scheduled to undergo a special survey or dry-docking in 2007. This process of recertification may require us to reposition these vessels from a discharge port to shipyard facilities, which will reduce our operating days during the period. The loss of earnings associated with the decrease in operating days, together with the capital needs for repairs and upgrades, is expected to result in increased cash flow needs. We expect to fund these expenditures with cash on hand.

Dividends

On October 16, 2007, the Company declared its ninth consecutive dividend since its Private Placement in August 2005. This dividend of $0.29 per common share will be paid on November 28, 2007 to all shareholders of record as of November 5, 2007. This follows the Company’s prior dividend declarations of $0.25 per common share on July 18, 2007, $0.24 per common share on May 8, 2007, $0.22 per common share on January 8, 2006, $0.21 per common share on November 9, 2006, $0.18 per common share on August 7, 2006, $0.18 per common share on May 9, 2006, $0.18 per common share on February 7, 2006 and of $0.21 per share on November 2, 2005. The aggregate amount of all such paid dividends was $19.3 million.

MANAGEMENT

The following sets forth the name and position of each of our directors and executive officers.

Name	Age	Position
Aristides J. Pittas	48	Chairman, President and CEO; Class A Director
Dr. Anastasios Aslidis	47	CFO and Treasurer; Class A Director
Aristides P. Pittas	55	Vice Chairman; Class A Director
Stephania Karmiri	39	Secretary
Panagiotis Kyriakopoulos	46	Class B Director
George Skarvelis	46	Class B Director
George Taniskidis	46	Class C Director
Gerald Turner	59	Class C Director

Aristides J. Pittas has been a member of our Board of Directors and our Chairman and Chief Executive Officer since our inception on May 5, 2005. Since 1997, Mr. Pittas has also been the President of Eurochart S.A., our affiliate. Eurochart is a shipbroking company specializing in chartering and selling and purchasing ships. Since 1997, Mr. Pittas has also been the President of Eurotrade, a ship operating company and our affiliate. Since January 1995, Mr. Pittas has been the President and Managing Director of Eurobulk, our affiliate. He resigned as Managing Director of Eurobulk in June 2005. Eurobulk is a ship management company that provides ocean transportation services. From September 1991 to December 1994, Mr. Pittas was the Vice President of Oceanbulk Maritime SA, a ship management company. From March 1990 to August 1991, Mr. Pittas served both as the Assistant to the General Manager and the Head of the Planning Department of Varnima International SA, a shipping company operating tanker vessels. From June 1987 until February 1990, Mr. Pittas was the head of the Central Planning department of Eleusis Shipyards S.A. From January 1987 to June 1987, Mr. Pittas served as Assistant to the General Manager of Chios Navigation Shipping Company in London, a company that provides ship management services. From December 1985 to January 1987, Mr. Pittas worked in the design department of Eleusis Shipyards S.A. where he focused on shipbuilding and ship repair. Mr. Pittas has a B.Sc. in Marine Engineering from University of Newcastle – Upon-Tyne and a MSc in both Ocean Systems Management and Naval Architecture and Marine Engineering from the Massachusetts Institute of Technology.

Dr. Anastasios Aslidis has been our Chief Financial Officer and Treasurer and member of our Board of Directors since September 2005. Dr. Aslidis has more than 19 years of experience in the maritime industry. Prior to joining Euroseas, Dr. Aslidis was a partner at Marsoft, an international consulting firm focusing on investment and risk management in the maritime industry. Between 2003 and 2005, he worked on financial risk management methods for shipowners and banks lending to the maritime industry, especially as pertaining to compliance to the Basel II Capital Accords. He also served as consultant to the Boards of Directors of shipping companies (public and private) advising in strategy development, asset selection and investment timing. Between 1993 and 2003, as part of his tenure at Marsoft, he worked on various projects including development of portfolio and risk management methods for shipowners, establishment of investments funds and structuring private equity in the maritime industry and business development for Marsoft’s services. Between 1989 and 1993, Dr. Aslidis worked on economic modeling of the offshore drilling industry and on the development of a trading support system for the drybulk shipping industry on behalf of a major European shipowner. Dr. Aslidis holds a diploma in Naval Architecture and Marine Engineering from the National Technical University of Athens (1983), M.S. in Ocean Systems Management (1984) and Operations Research (1987) from the Massachusetts Institute of Technology, and a Ph.D. in Ocean Systems Management (1989) also from Massachusetts Institute of Technology.

Aristides P. Pittas has been a member of our Board of Directors since our inception on May 5, 2005 and our Vice Chairman since September 1, 2005. Mr. Pittas has been a shareholder in over 70 oceangoing vessels during the last 20 years. Since February 1989, Mr. Pittas has been the Vice President of Oceanbulk Maritime SA, a ship management company. From November 1987 to February 1989, Mr. Pittas was employed in the supply department of Drytank SA, a shipping company. From November 1981 to June 1985, Mr. Pittas was employed at Trust Marine Enterprises, a brokerage house as a sale and purchase broker. From September 1979 to November 1981, Mr. Pittas worked at Gourdomichalis Maritime SA in the operation and Freight Collection department. Mr. Pittas has a B.Sc in Economics from Athens School of Economics.

Stephania Karmiri has been our Secretary since our inception on May 5, 2005. Since July 1995, Mrs. Karmiri has been executive secretary to Eurobulk, our affiliate. Eurobulk is a ship management company that provides ocean transportation services. At Eurobulk, Mrs. Karmiri has been responsible for dealing with sale and purchase transactions, vessel registrations/deletions, bank loans, supervision of office administration and office/vessel telecommunication. From May 1992 to June 1995, she was secretary to the technical department of Oceanbulk Maritime SA, a ship management company. From 1988 to 1992, Mrs. Karmiri served as assistant to brokers for Allied Shipbrokers, a company that provides shipbroking services to sale and purchase transactions. Mrs. Karmiri has taken assistant accountant and secretarial courses from Didacta college.

Panagiotis Kyriakopoulos has been a member of our Board of Directors since our inception on May 5, 2005. Since July 2002, he has been the Chief Executive Officer of New Television S.A., one of the leading Mass Media Companies in Greece, running television and radio stations. From July 1997 to July 2002 he was the C.E.O. of the Hellenic Post Group, the Universal Postal Service Provider, having the largest retail network in Greece for postal and financial services products. From March 1996 until July 1997, Mr. Kyriakopoulos was the General Manager of ATEMKE SA, one of the leading construction companies in Greece listed on the Athens Stock Exchange. From December 1986 to March 1996, he was the Managing Director of Globe Group of Companies, a group active in the areas of shipowning and management, textiles and food and distribution. The company was listed on the Athens Stock Exchange. From June 1983 to December 1986, Mr. Kyriakopoulos was an assistant to the Managing Director of Armada Marine S.A., a company active in international trading and shipping, owning and managing a fleet of 12 vessels. Presently he is a member of the Board of Directors of the Hellenic Post and General Secretary of the Hellenic Private Television Owners Union. He has also been an investor in the shipping industry for more than 20 years. Mr. Kyriakopoulos has a B.Sc. degree in Marine Engineering from the University of Newcastle upon Tyne and a MSc. degree in Naval Architecture and Marine Engineering with specialization in Management from the Massachusetts Institute of Technology.

George Skarvelis has been a member of our Board of Directors since our inception on May 5, 2005. He has been active in shipping since 1982. In 1992, he founded Marine Spirit S.A., a ship management company. Between 1999 and 2003, Marine Spirit acted as one of the crewing managers for Eurobulk. From 1986 until 1992, Mr. Skarvelis was operations director at Markos S. Shipping Ltd. From 1982 until 1986, he worked with Glysca Compania Naviera, a management company of five vessels. Over the years Mr. Skarvelis has been a shareholder in numerous shipping companies. He has a B.Sc. in economics from the Athens University Law School.

George Taniskidis has been a member of our Board of Directors since our inception on May 5, 2005. He is the Chairman and Managing Director of Millennium Bank and a member of the Board of Directors of BankEuropa (subsidiary bank of Millennium Bank in Turkey). He is a member of the Executive Committee of the Hellenic Banks Association. From 2003 until 2005, he was a member of the Board of Directors of Visa International Europe, elected by the Visa issuing banks of Cyprus, Malta, Portugal, Israel and Greece. From 1990 to 1998, Mr. Taniskidis worked at XIOSBANK (until its acquisition by Piraeus Bank in 1998) in various positions, with responsibility for the bank’s credit strategy and network. Mr. Taniskidis studied Law in the National University of Athens and in the University of Pennsylvania Law School, where he received a LL.M. After law school, he joined the law firm of Rogers & Wells in New York, where he worked until 1989 and was also a member of the New York State Bar Association. He is also a member of the Young Presidents Organization.

Gerald Turner has been a member of our Board of Directors since our inception on May 5, 2005. Since 1999, he has been the Chairman and Managing Director of AON Turner Reinsurance Services. From 1987 to 1999, he was the Chairman and sole owner of Turner Reinsurance services. From 1977 to 1987, he was the Managing Director of E.W.Payne Hellas (member of the Sedgwik group).

Family Relationships

Aristides P. Pittas is the cousin of Aristides J. Pittas, our CEO.

Audit Committee

We currently have an audit committee comprised of three independent members of our Board of Directors. The Audit Committee is responsible for reviewing the Company’s accounting controls and the appointment of the Company’s outside auditors. The members of the Audit Committee are Mr. Panos Kyriakopoulos (Chairman and audit committee “financial expert” as such term is defined under SEC regulations), Mr. Gerald Turner and Mr. George Taniskidis. Our Board of Directors does not have separate compensation or nominations committees, and instead, the entire Board of Directors performs those responsibilities.

Code of Ethics

We have adopted a code of ethics that complies with the applicable guidelines issued by the SEC. Our code of ethics is posted on our website: http://www.euroseas.gr under “Corporate Governance.”

Director Compensation

Our directors who are also our employees or have executive positions or beneficially own greater than 10% of the outstanding common stock will receive no compensation for serving on our Board or its committees.

Directors who are not our employees, do not have any executive position and do not beneficially own greater than 10% of the outstanding common stock will receive the following compensation: an annual retainer of $10,000, plus $2,500 per attendance for each of the four regular quarterly meetings, plus an additional retainer of $5,000, if serving as Chairman of the Audit Committee.

All directors are reimbursed reasonable out-of-pocket expenses incurred in attending meetings of our Board of Directors or any committee of our Board of Directors.

Executive Compensation

We have no direct employees. The services of our Chief Executive Officer, Chief Financial Officer and Secretary are provided by Eurobulk. In July 2005 we entered into a written services agreement with Eurobulk where we pay $500,000 per year, before bonuses, adjusted annually for Greek inflation to account for the increased management cost associated with us being a public company. As of October 1, 2006, these services are now provided to us under our master management agreement with Eurobulk. Under this master management agreement, that includes the provision of the services of our executives, Mr. Aristides J. Pittas, Dr. Anastasios Aslidis and Mrs. Stephania Karmiri, and starting in May 2007, Mr. Symeon Priaros. As of July 1, 2007, our Board approved an increase of the annual fee we pay Eurobulk to $700,000 per year, before bonuses, adjusted annually every July 1st for Greek inflation.

Equity Incentive Plan

In August 2006, we adopted an equity incentive plan which entitles our Board of Directors to grant to our officers, key employees and directors awards in the form of (i) incentive stock options, (ii) non-qualified stock options, (iii) stock appreciation rights, (iv) dividend equivalent rights, (v) restricted stock, (vi) unrestricted stock, (vii) restricted stock units and (viii) performance shares. The aggregate number of shares of common stock with respect to which options or restricted shares may at any time be granted under the plan are 600,000 shares of common stock. The plan is administered by our Board of Directors. The plan does not have any set term. However, the Board of Directors may not grant any incentive stock options after the tenth anniversary of the adoption of the Plan. The Company is planning on terminating this equity incentive plan and adopting a new equity incentive plan that will entitle the Board of Directors to grant to directors, officers, key employees and consultants of the Company and its affiliates awards in the form of (i) stock options, (ii) stock appreciation rights, (iii) restricted stock, (iv) restricted stock units, (v) phantom stock units and (vi) unrestricted stock. The plan will be administered by our Board of Directors. The plan does not have any set term. In July 2007 our Board of Directors provisionally approved and in October 2007 agreed to issue restricted stock awards of 135,000 shares vesting 50% on December 31, 2007 and 50% on December 31, 2008.

Options

No options were granted during the fiscal year ended December 31, 2006. There are currently no options outstanding to acquire any of our shares.

Warrants

In connection with our Private Placement in August 2005, we issued warrants to purchase 585,589 shares of our common stock. The warrants have a five year term and an exercise price of $10.80 per share. We do not currently have any other outstanding warrants. Of these, 158,184 have been exercised as of October 29, 2007.

Corporate Governance

Our Company’s corporate governance practices are in compliance with, and are not prohibited by, the laws of the Republic of the Marshall Islands. Therefore, we are exempt from many of NASDAQ’s corporate governance practices other than the requirements regarding the disclosure of a going concern audit opinion, submission of a listing agreement, notification of material non-compliance with NASDAQ corporate governance practices, and the establishment and composition of an audit committee and a formal written audit committee charter. The practices followed by us in lieu of NASDAQ’s corporate governance rules are described below.

•	We are not required under Marshall Islands law to maintain a board of directors with a majority of independent directors, and we cannot guarantee that we will always in the future maintain a board of directors with a majority of independent directors.
•	In lieu of a compensation committee comprised of independent directors, our Board of Directors will be responsible for establishing the executive officers’ compensation and benefits. Under Marshall Islands law, compensation of the executive officers is not required to be determined by an independent committee.
•	In lieu of a nomination committee comprised of independent directors, our Board of Directors will be responsible for identifying and recommending potential candidates to become board members and recommending directors for appointment to board committees. Shareholders may also identify and recommend potential candidates to become candidates to become board members in writing. No formal written charter has been prepared or adopted because this process is outlined in our bylaws.
•	In lieu of obtaining an independent review of related party transactions for conflicts of interests, consistent with Marshall Islands law requirements, a related party transaction will be permitted if: (i) the material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors and the Board of Directors in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, or, if the votes of the disinterested directors are insufficient to constitute an act of the Board of Directors as defined in Section 55 of the Marshall Islands Business Corporations Act, by unanimous vote of the disinterested directors; or (ii) the material facts as to his relationship or interest are disclosed and the shareholders are entitled to vote thereon, and the contract or transaction is specifically approved in good faith by a simple majority vote of the shareholders; or (iii) the contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the Board of Directors, a committee thereof or the shareholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes the contract or transaction.
•	As a foreign private issuer, we are not required to solicit proxies or provide proxy statements to NASDAQ pursuant to NASDAQ corporate governance rules or Marshall Islands law. Consistent with Marshall Islands law, we will notify our shareholders of meetings between 15 and 60 days before the meeting. This notification will contain, among other things, information regarding business to be transacted at the meeting. In addition, our bylaws provide that shareholders must give us advance notice to properly introduce any business at a meeting of the shareholders. Our bylaws also provide that shareholders may designate in writing a proxy to act on their behalf.
•	In lieu of holding regular meetings at which only independent directors are present, our entire board of directors, a majority of whom are independent, will hold regular meetings as is consistent with the laws of the Republic of the Marshall Islands.

•	The Board of Directors has adopted a new equity incentive plan which will replace the existing equity incentive plan. Shareholder approval is not necessary to terminate an equity incentive plan or to establish a new equity incentive plan under Marshall Islands law which permits the Board of Directors to take these actions. The Company has filed the appropriate documentation with the Nasdaq Global Market reflecting this event.

Other than as noted above, we are in full compliance with all other applicable NASDAQ corporate governance standards.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of October 29, 2007 by the selling shareholder, each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock, each of our directors and executive officers, and all of our directors and executive officers as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each share of common stock held.

	Prior to this Offering			After this Offering
Name of Beneficial Owner(1)	Number of Shares Beneficially Owned	Percent of Common Stock Beneficially Owned	Number of Shares of Common Stock Sold in the Offering	Number of Shares Beneficially Owned	Percent of Common Stock After Offering**
Friends Investment Company Inc.(2)	9,918,056	40.9%	750,000	9,168,056	31.3%
Aristides J. Pittas(3)	—	*	*	*	*
George Skarvelis(4)	—	*	*	*	*
George Taniskidis(5)	—	*	*	*	*
Gerald Turner(6)	—	*	*	*	*
Panagiotis Kyriakopoulos(7)	—	*	*	*	*
Aristides P. Pittas(8)	—	*	*	*	*
Anastasios Aslidis	—	*	*	*	*
Stephania Karmiri(9)	—	*	*	*	*
All directors and officers and 5% owners as a group	9,918,056	40.9%	750,000	9,168,056	31.3%

*	Indicates less than 1.0%.
**	Assumes underwriters do not exercise their over-allotment option.
[1]	Beneficial ownership is determined in accordance with the Rule 13d-3(a) of the Securities Exchange Act of 1934, as amended, and generally includes voting or investment power with respect to securities. Except as subject to community property laws, where applicable, the person named above has sole voting and investment power with respect to all shares of common stock shown as beneficially owned by him/her.
[2]	A majority of the shareholders of Friends are members of the Pittas family. Investment power and voting control by Friends resides in its Board of Directors which consists of five directors, a majority of whom are members of the Pittas family. Actions by Friends may be taken by a majority of the members on its Board of Directors. The address for the selling shareholder is Aethrion Center, 40 Ag. Konstantinou Street, 151 24 Maroussi, Greece.
[3]	Does not include 1,190,167 shares of common stock held of record by Friends, by virtue of Mr. Pittas’ ownership interest in Friends. Also does not include 40,000 shares of common stock held of record by Eurobulk Marine Holdings, Inc. (“Eurobulk Marine”) and 10,000 shares of common stock issued upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Pittas’ ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest.
[4]	Does not include 525,657 shares of common stock held of record by Friends, by virtue of Mr. Skarvelis’ ownership interest in Friends. Also does not include 17,667 shares of common stock held of record by Eurobulk Marine and 4,417 shares of common stock issued upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Skarvelis’ ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Skarvelis disclaims beneficial ownership except to the extent of his pecuniary interest.
[5]	Does not include 9,918 shares of common stock held of record by Friends, by virtue of Mr. Taniskidis’ ownership in Friends. Also does not include 333 shares of common stock held of record by Eurobulk Marine and 83 shares of common stock issued upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Taniskidis’ ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our

Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Taniskidis disclaims beneficial ownership except to the extent of his pecuniary interest.
[6]	Does not include 140,836 shares of common stock held of record by Friends, by virtue of Mr. Turner’s ownership interest in Friends. Also does not include 4,733 shares of common stock held of record by Eurobulk Marine and 1,183 shares of common stock issued upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Turner’s ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Turner disclaims beneficial ownership except to the extent of his pecuniary interest.
[7]	Does not include 59,508 shares of common stock held of record by Friends, by virtue of Mr. Kyriakopoulos’ ownership in Friends. Also does not include 2,000 shares of common stock held of record by Eurobulk Marine and 500 shares of common stock issued upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Kyriakopoulos’ ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Kyriakopoulos disclaims beneficial ownership except to the extent of his pecuniary interest.
[8]	Does not include 813,281 shares of common stock held of record by Friends, by virtue of Mr. Pittas’ ownership interest in Friends. Also does not include 27,333 shares of common stock held of record by Eurobulk Marine and 6,833 shares of common stock issued upon the exercise of warrants by Eurobulk Marine, by virtue of Mr. Pittas’ ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mr. Pittas disclaims beneficial ownership except to the extent of his pecuniary interest.
[9]	Does not include 1,984 shares of common stock held of records by Friends, by virtue of Mrs. Karmiri’s ownership in Friends. Also does not include 67 shares of common stock held of record by Eurobulk Marine and 17 shares of common stock issued upon the exercise of warrants by Eurobulk Marine, by virtue of Mrs. Karmiri’s ownership interest in Eurobulk Marine. Eurobulk Marine was an investor in our Private Placement in August 2005. Friends and Eurobulk Marine are each controlled by members of the Pittas family. Mrs. Karmiri disclaims beneficial ownership except to the extent of her pecuniary interest.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated November , 2007, the underwriters, Wachovia Capital Markets, LLC and Oppenheimer & Co. Inc. have severally agreed to purchase, and we and the selling shareholder have agreed to sell, to the underwriters, the number of shares of our common stock indicated in the table below:

Name	Number of Shares
Wachovia Capital Markets, LLC(1)
Oppenheimer & Co. Inc.(2)
Total

[1]	375 Park Avenue, New York, NY 10152.
[2]	125 Broad Street, New York, NY 10004.

Of the 5,750,000 shares to be purchased by the underwriters, 5,000,000 shares will be purchased from us and 750,000 will be purchased from the selling shareholder.

The underwriters are offering the shares of our common stock subject to their acceptances of the shares from us and the selling shareholder and subject to prior sale. The underwriting agreement provides that the obligations of each underwriter to pay for and accept delivery of the shares of common stock offered by us and the selling shareholder pursuant to this prospectus supplement are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by us and the selling shareholder pursuant to this prospectus supplement if any such shares are taken, except that the underwriters are not required to take or pay for shares covered pursuant to the exercise of the underwriters’ option to purchase additional shares described below.

The underwriters initially propose to offer the shares of our common stock directly to the public at the offering price listed on the cover page of this prospectus supplement, and to dealers at that price less a concession not in excess of     per share. After the offering of the shares of our common stock, the offering price and other selling terms may be from time to time varied by the underwriters.

Over-Allotment Option

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of 862,500 additional shares of our common stock at the offering price, less underwriting discounts and commission and less an amount per share equal to any dividends or distributions declared by us and payable on the common stock initially purchased, but not payable on the common stock purchased pursuant to the over-allotment option. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of our common stock offered by this prospectus supplement. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed next to the names of the underwriters in the preceding table. If the underwriters’ option is exercised in full, the total price to the public would be $     , the total underwriters’ discounts and commissions would be $      and the total proceeds, before expenses, to us would be $      .

Commissions and Discounts

The following table shows the per share and total underwriting discounts and commissions to be paid by us and the selling shareholder in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise
Underwriting discounts and commissions paid by us	$	$	$	$

The expenses of this offering payable by us, not including underwriting discounts and commission, are estimated to be approximately $400,000, which includes legal, accounting and printing costs. The selling shareholder will not be responsible for any offering expenses.

Lock-Up Agreements

Without the prior written consent of Wachovia Capital Markets, LLC and Oppenheimer & Co. Inc., we will not, directly or indirectly, offer, sell, contract to sell, transfer the economic risk of ownership in, grant an option to purchase, make any short sale of, pledge or otherwise dispose of any shares of our common stock, options or warrants to acquire any shares of our common stock, or any securities convertible into, exchangeable or exercisable for, or any other rights to purchase or acquire, any shares of our common stock for a period of 90 days from the later of the effective date of this prospectus supplement or the pricing of this offering (the “Lock-Up Period”), except for the shares of common stock offered in this offering. Notwithstanding the foregoing, if (i) we issue an earnings release or material news, or a material event relating to us occurs, during the last 17 days of the Lock-Up Period, or (ii) prior to the expiration of the Lock-Up Period, we announce that we will release earnings results during the 16-day period beginning on the last day of the Lock-Up Period, the above restrictions will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event, unless Wachovia Capital Markets, LLC and Oppenheimer & Co. Inc. waive, in writing, such extension.

The selling shareholder, our executive officers, directors and certain existing affiliated shareholders have entered into lock-up agreements under which they will not be able to, without the prior written consent of Wachovia Capital Markets, LLC and Oppenheimer & Co. Inc., directly or indirectly, offer, sell, contract to sell, transfer the economic risk of ownership in, grant an option to purchase, make any short sale of, pledge or otherwise dispose of any shares of our common stock, options or warrants to acquire any shares of our common stock, or any securities convertible into, exchangeable or exercisable for, or any other rights to purchase or acquire, any shares of our common stock during the Lock-Up Period. These restrictions will remain in effect beyond the Lock-Up Period under the same circumstances described in the immediately preceding paragraph.

The underwriters have informed us that in order to facilitate this offering of our common stock they may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. The underwriters have informed us that a naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of our common stock, the underwriters may bid for, and purchase, shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock in this offering, if the underwriting syndicate repurchases previously distributed shares of our common stock to cover underwriting syndicate short positions or to stabilize or maintain the market price of our common stock above independent market levels. The underwriters are not required to engage in these activities and may end any of these activities at any time.

Electronic Prospectus Delivery

A prospectus in electronic format may be made available on the websites maintained by one or more underwriters. In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares of our common stock to underwriters for sale to their online brokerage account holders. The underwriters will allocate shares of common stock to underwriters that may make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on any of these websites and any other information contained on a website maintained by an underwriter or syndicate member is not part of this prospectus.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions.

Listing on the Nasdaq Global Market

Our common stock is quoted on the Nasdaq Global Market under the symbol “ESEA.”

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in connection with such liabilities.

Selling Restrictions

Each of the underwriters may arrange to sell shares in certain jurisdictions outside the United States through affiliates, either directly where they are permitted to do so or through affiliates. In that regard, Wachovia Capital Markets, LLC may arrange to sell the shares in certain jurisdictions through an affiliate, Wachovia Securities International Limited, or WSIL. WSIL is a wholly-owned indirect subsidiary of Wachovia Corporation and an affiliate of Wachovia Capital Markets, LLC. WSIL is a UK incorporated investment firm regulated by the Financial Services Authority. Wachovia Securities is the trade name for the corporate and investment banking services of Wachovia Corporation and its affiliates, including Wachovia Capital Markets, LLC and WSIL.

United Kingdom

Each of the underwriters has represented and agreed that:

1.  it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended) (FSMA) received by it in connection with the issue or sale of the common stock or in circumstances in which section 21 of FSMA does not apply to the Company; and

2.  it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of the common stock may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

1.  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

2.  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

3.  by the underwriters to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters for any such offer, or

4.  in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the common stock shall result in a requirement for the publication by the Company or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of Shares to the public” in relation to any common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Shares to be offered so as to enable an investor to decide to purchase or subscribe the common stock, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

Federal Republic of Germany

The underwriters have agreed to comply with the following selling restrictions applicable to the Federal Republic of Germany.

The underwriters have agreed that they shall not offer or sell the common stock in the Federal Republic of Germany other than in compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz), the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz), the German Investment Act (Investmentgesetz), respectively, and any other laws and regulations applicable in the Federal Republic of Germany governing the issue, the offering and the sale of securities.

The common stock may neither be nor intended to be distributed by way of public offering, public advertisement or in a similar manner within the meaning of sections 2Nr. 4, 3 (1) of the German Securities Prospectus Act (Wertpapierprospektgesetz), section 8f (1) of the German Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz) and sections 1, 2 (11), 101 (1) and (2) of the German Investment Act (Investmentgesetz) nor shall the distribution of this prospectus or any other document relating to the common stock constitute such public offer.

The distribution of the common stock has not been notified and the common stock are not registered or authorized for public distribution in the Federal Republic of Germany under the German Securities Prospectus Act (Wertpapierprospektgesetz) or the German Investment Act (Investmentgesetz). Accordingly, this prospectus has not been filed or deposited with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht—BaFin).

Prospective German investors in the common stock are urged to seek independent tax advice and to consult their professional advisors as to the legal and tax consequences that may arise from the application of the German Investment Tax Act (Investmentsteuergesetz) to the common stock and neither we nor the underwriters accepts any responsibility in respect of the German tax position of the common stock.

Switzerland

Our common stock may be offered in Switzerland on the basis only of a non-public offering. This prospectus does not constitute an issuance prospectus according to articles 652a or 1156 of the Swiss Federal Code of Obligations or a listing prospectus according to article 32 of the Listing Rules of the SWX Swiss Exchange. Our common stock may not be offered or distributed on a professional basis in, into or from Switzerland and neither this prospectus nor any other offering material relating to our common stock may be publicly issued in connection with any such offer or distribution. Our common stock has not been and will not be approved by any Swiss regulatory authority. In particular, our common stock are not and will not be registered with or supervised by the Swiss Federal Banking Commission, and investors may not claim protection under the Swiss Federal Act on Collective Investment Schemes.

Italy

The offering of our common stock has not been registered with the Commissione Nazionale per le Societae la Borsa (“CONSOB”), in accordance with Italian securities legislation. Accordingly, the shares may not be offered, sold or delivered, and copies of this prospectus or any other document relating to the shares may not be distributed in Italy except to Professional Investors, as defined in Art. 31.2 of CONSOB Regulation no. 11522 of July 1, 1998, as amended, pursuant to Art. 30.2 and Art. 100 of Legislative Decree no. 58 of February 24, 1998 (the “Finance Law”) or in any other circumstance where an express exemption to comply with the solicitation restrictions provided by the Finance Law or CONSOB Regulation no. 11971 of May 14, 1999, as amended (the “Issuers Regulation”) applies, including those provided for under Art. 100 of the Finance Law and Art. 33 of the Issuers Regulation, and provided, however, that any such offer, sale, or delivery of the shares or distribution of copies of this prospectus or any other document relating to the shares in Italy must (i) be made in accordance with all applicable Italian laws and regulations, (ii) be made in compliance with Article 129 of Legislative Decree no. 385 of September 1, 1993, as amended (the “Banking Law Consolidated Act”) and the implementing guidelines of the Bank of Italy (Istruzioni di Vigilanza per le banche) pursuant to which the issue, trading or placement of securities in the Republic of Italy is subject to prior notification to the Bank of Italy, unless an exemption applies depending, inter alia, on the amount of the issue and the characteristics of the securities, (iii) be conducted in accordance with any relevant limitations or procedural requirements the Bank of Italy or CONSOB may impose upon the offer or sale of the securities, and (iv) be made only by (a) banks, investment firms or financial companies enrolled in the special register provided for in Article 107 of the Banking Law Consolidated Act, to the extent duly authorized to engage in the placement and/or underwriting of financial instruments in Italy in accordance with the Financial Laws Consolidated Act and the relevant implementing regulations; or by (b) foreign banks or financial institutions (the controlling shareholding of which is owned by one or more banks located in the same EU Member State) authorized to place and distribute securities in the Republic of Italy pursuant to Articles 15, 16 and 18 of the Banking Law Consolidated Act, in each case acting in compliance with every applicable law and regulation.

France

The securities (i) will not be offered or sold, directly or indirectly, to the public (appel public à l'épargne) in the Republic of France and (ii) offers and sales of securities in the Republic of France (a) will only be made to qualified investors (investisseurs qualifiés) as defined in, and in accordance with, Articles L 411-1, L 411-2 and D 411-1 to D 411-3 of the French Code monétaire et financier or (b) will be made in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article L 411-2 of the Code monétaire et financier and Article 211-2 of the Réglement Général of the Autorité des marchés financiers.

Investors are informed that this prospectus has not been admitted to the clearance procedures of the Autorité des marchés financiers, and that any subsequent direct or indirect circulation to the public of the securities so acquired may not occur without meeting the conditions provided for in Articles L 411-1, L 411-2, L 412-2 and L 621-8 to L 621-8-2 of the Code Monétaire et Financier.

In addition, we represent and agree that we have not distributed or caused to be distributed and will not distribute or cause to be distributed in the Republic of France, this prospectus or any other offering material relating to the securities other than to those investors (if any) to whom offers and sales of the securities in the Republic of France may be made as described above.

EXPENSES

The following are the estimated expenses of the issuance and distribution of the common stock to which this prospectus supplement relates, all of which will be paid by us. The selling shareholder shall not be responsible for any offering expenses.

Printing and engraving expenses	$75,000
Legal fees and expenses	75,000
NASDAQ Supplemental Listing Fee	30,000
Accounting fees and expenses	50,000
Transfer Agent fees	10,000
Miscellaneous	160,000
Total	$400,000

UNITED STATES FEDERAL INCOME TAXATION OF OUR COMPANY

The discussion in the accompanying prospectus under the heading “Taxation - United States Federal Income Taxation of Our Company - Exemption of Operating Income from United States Federal Income Taxation” is hereby supplemented by the following discussion.

Our ability to satisfy the Publicly-Traded Test is discussed below.

The regulations provide, in pertinent part, that stock of a foreign corporation will be considered to be “primarily traded” on an established securities market if the number of shares of each class of stock that are traded during any taxable year on all established securities markets in that country exceeds the number of shares in each such class that are traded during that year on established securities markets in any other single country. Upon completion of this offering, we anticipate that our common stock, which will be the sole class of our issued and outstanding stock, will be “primarily traded” on the NASDAQ Global Market.

Under the regulations, our stock will be considered to be “regularly traded” on an established securities market if one or more classes of our stock representing 50% or more of our outstanding shares, by total combined voting power of all classes of stock entitled to vote and total value, is listed on the market which we refer to as the listing threshold. Since our common stock, our sole class of stock, will be listed on the NASDAQ Global Market, we will satisfy the listing requirement.

It is further required that with respect to each class of stock relied upon to meet the listing threshold (i) such class of the stock is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year or -1/6 of the days in a short taxable year; and (ii) the aggregate number of shares of such class of stock traded on such market is at least 10% of the average number of shares of such class of stock outstanding during such year or as appropriately adjusted in the case of a short taxable year. We believe we will satisfy the trading frequency and trading volume tests. Even if this were not the case, the regulations provide that the trading frequency and trading volume tests will be deemed satisfied by a class of stock if, as we expect to be the case with our common stock, such class of stock is traded on an established market in the United States and such class of stock is regularly quoted by dealers making a market in such stock.

Notwithstanding the foregoing, the regulations provide, in pertinent part, our common stock will not be considered to be “regularly traded” on an established securities market for any taxable year in which 50% or more of the outstanding shares of our common stock are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of our common stock, which we refer to as the “5 Percent Override Rule.”

For purposes of being able to determine the persons who own 5% or more of our stock, or “5% Stockholders,” the regulations permit us to rely on Schedule 13G and Schedule 13D filings with the United States Securities and Exchange Commission, or the “SEC,” to identify persons who have a 5% or more beneficial interest in our common stock. The regulations further provide that an investment company which is registered under the Investment Company Act of 1940, as amended, will not be treated as a 5% Stockholder for such purposes.

After the offering, we anticipate that our 5% Stockholders will own at least 31.3% of our common stock. If our 5% Stockholders were to own 50% or more of our stock, we would be subject to the 5% Override Rule unless we could establish that enough of the shares of our common stock in the closely-held block were owned, actually or under applicable constructive ownership rules, by individuals that were “qualified stockholders” for purpose of Section 883 to preclude the shares in the closely-held block that were not so owned from representing 50% or more of our common stock for more than half the number of days during the taxable year. In order to establish this, the qualified stockholders relied upon would have to comply with certain documentation and certification requirements designed to substantiate their identity as qualified stockholders.

Friends Investment Company Inc., which will own approximately 31.3% of our common stock after this offering, assuming the underwriters do not exercise their over-allotment option, and certain shareholders of Friends have each agreed to provide such information pursuant to a letter agreement.

Based upon this letter agreement, we believe that we will be able, immediately following the offering, to establish that there are sufficient qualified shareholders among our 5% Shareholders in order to qualify for the benefits of Section 883. However, there can be no assurance that we will be able to continue to satisfy the requirements for qualification under Section 883, as there are events, including changes in the “qualified shareholder” status of certain shareholders of Friends or dispositions of our shares by Friends that could leave us unable to satisfy the requirements of Section 883 notwithstanding compliance with the letter agreement.

LEGAL MATTERS

The validity of the common stock will be passed upon for us by Seward & Kissel LLP, New York, New York with respect to matters of U.S. and Republic of Marshall Islands law. The underwriters have been represented by Morgan, Lewis & Bockius LLP, New York, New York.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

As required by the Securities Act of 1933, as amended, we filed a registration statement relating to the securities offered by this prospectus with the Commission. This prospectus is a part of that registration statement, which includes additional information.

Government Filings

We file annual and special reports within the Commission. You may read and copy any document that we file, including documents referenced in this prospectus, at the public reference facilities maintained by the Commission at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-0330, and you may obtain copies at prescribed rates from the Public Reference Section of the Commission at its principal office in Washington, D.C. 20549. The Commission maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. In addition, you can obtain information about us at the offices of the NASDAQ Global Market.

Information Incorporated by Reference

The Commission allows us to “incorporate by reference” information that we file with it. This means that we can disclose important information to you by referring you to those filed documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the Commission prior to the termination of this offering will also be considered to be part of this prospectus and will automatically update and supersede previously filed information, including information contained in this document.

We incorporate by reference the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

•	Annual Report on Form 20-F for the year ended December 31, 2006, filed with the Commission on April 30, 2007, which contains audited consolidated financial statements for the most recent fiscal year for which those statements have been filed.

•	Current Report on Form 6-K filed with the Commission on May 31, 2007, which contains the Company’s unaudited condensed financial statements for March 31, 2006 and March 31, 2007.
•	Current Report on Form 6-K filed with the Commission on May 29, 2007, which contains the results for the Company’s first quarter of 2007.
•	Current Report on Form 6-K filed with the Commission on August 23, 2007, which contains a press release by the Company relating to its results for the second quarter and six month period ended June 30, 2007.

We are also incorporating by reference all subsequent annual reports on Form 20-F that we file with the Commission and certain Reports on Form 6-K that we furnish to the Commission after the date of this prospectus (if they state that they are incorporated by reference into this prospectus) until we file a post-effective amendment indicating that the offering of the securities made by this prospectus has been terminated. In all cases, you should rely on the later information over different information included in this prospectus.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and any underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus as well as the information we previously filed with the Commission and incorporated by reference, is accurate as of the dates on the front cover of those documents only. Our business, financial condition and results of operations and prospects may have changed since those dates.

You may request a free copy of the above mentioned filings or any subsequent filing we incorporated by reference to this prospectus by writing or telephoning us at the following address:

Euroseas Ltd.
Aethrion Center
40 Ag. Konstantinou Street
151 24 Maroussi, Greece
011 30 211 1804005

GLOSSARY OF SHIPPING TERMS

The following are definitions of certain terms that are commonly used in the shipping industry and in this prospectus.

Annual survey. The inspection of a vessel pursuant to international conventions, by a classification society surveyor, on behalf of the flag state, that takes place every year.

Ballast. A voyage during which the ship is not laden with cargo vessel.

Bareboat charter. A charter of a vessel under which the shipowner is usually paid a fixed daily or monthly rate for a certain period of time during which the charterer is responsible for the vessel operating expenses and voyage expenses of the vessel and for the management of the vessel. In this case, all voyage related costs, including vessel fuel, or bunker, and port dues as well as all vessel operating expenses, such as day-to-day operations, maintenance, crewing and insurance are paid by the charterer. A bareboat charter is also known as a “demise charter” or a “time charter by demise” and involves the use of a vessel usually over longer periods of time ranging over several years. The owner of the vessel receives monthly charterhire payments on a per day basis and is responsible only for the payment of capital costs related to the vessel.

Bunkers. Fuel oil used to operate a vessel’s engines, generators and boilers.

Capesize. A drybulk carrier with a cargo-carrying capacity exceeding 80,000 dwt. These vessels generally operate along long haul iron ore and coal trade routes. Only the largest ports around the world possess the infrastructure to accommodate vessels of this size.

Charter. The hire of a vessel for a specified period of time or to carry a cargo for a fixed fee from a loading port to a discharging port. The contract for a charter is called a charterparty.

Charterer. The company that hires a vessel pursuant to a charter.

Charterhire. Money paid to the shipowner by a charterer for the use of a vessel under charter. Such payments are usually made during the course of the charter every 15 or 30 days in advance or in arrears by multiplying the daily charter rate times the number of days and, under a time charter only, subtracting any time the vessel was deemed to be off-hire. Under a bareboat charter such payments are usually made monthly and are calculated on a 360 or 365 calendar year basis.

Charter rate. The amount of money agreed between the charterer and the shipowner accrued on a daily or monthly basis that is used to calculate the vessel’s charterhire.

Classification society. An independent society that certifies that a vessel has been built and maintained according to the society’s rules for that type of vessel and complies with the applicable rules and regulations of the country in which the vessel is registered, as well as the international conventions which that country has ratified. A vessel that receives its certification is referred to as being “in class” as of the date of issuance.

Container ships. Vessels which are specially designed and built to carry large numbers of containers.

Contract of affreightment. A contract of affreightment, or COA, relates to the carriage of specific quantities of cargo with multiple voyages over the same route and over a specific period of time which usually spans a number of years. A COA does not designate the specific vessels or voyage schedules that will transport the cargo, thereby providing both the charterer and shipowner greater operating flexibility than with voyage charters alone. The charterer has the flexibility to determine the individual voyage scheduling at a future date while the shipowner may use different ships to perform these individual voyages. As a result COAs are mostly entered into by large fleet operators such as pools or shipowners with large fleets of the same vessel type. All of the ship’s operating, voyage and capital costs are borne by the shipowner while the freight rate normally is agreed on a per cargo ton basis.

Deadweight ton or “dwt” A unit of a vessel’s capacity for cargo, fuel oil, stores and crew, measured in metric tons of 1,000 kilograms. A vessel’s dwt or total deadweight is the total weight the vessel can carry when loaded to a particular load line.

Deep sea container ship. A Deep Sea container ship has a cargo carrying capacity of more than 3,000 teu and mostly serves the mainlane East-West container trade routes.

Drybulk. Non-liquid cargoes of commodities shipped in an unpackaged state.

Drybulk carriers. Vessels which are specially designed and built to carry large volumes of drybulk.

Dry-docking. The removal of a vessel from the water for inspection and/or repair of those parts of a vessel which are below the water line. During dry-dockings, which are required to be carried out periodically, certain mandatory classification society inspections are carried out and relevant certifications issued. Dry-dockings are generally required once every 30 to 60 months.

Feeder. A short-sea container ship having a cargo carrying capacity of less than 1,300 teu that transfers cargo between a central “hub” port and smaller “spoke” ports.

Fully cellular container ship. A container ship equipped throughout with fixed cell guides for containers.

Freight. Money paid to the shipowner by a charterer for the use of a vessel under a voyage charter. Such payment is usually made on a lump-sum basis upon loading or discharging the cargo and is derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports.

Gross ton. A unit of measurement for the total enclosed space within a ship equal to 100 cubic feet or 2.831 cubic meters used in arriving at the calculation of gross tonnage.

Handymax. Handymax vessels are drybulk vessels that have a cargo carrying capacity of approximately 40,000 to 59,999 dwt. These vessels operate on a large number of geographically dispersed global trade routes, carrying primarily grains and minor bulks. Vessels below 60,000 dwt are usually built with on-board cranes enabling them to load and discharge cargo in countries and ports with limited infrastructure.

Handysize. Handysize vessels have a cargo carrying capacity of approximately 10,000 to 39,999 dwt and 1,300 to 1,999 teu. These vessels carry exclusively minor bulk cargo. Increasingly, these vessels are operating on regional trading routes. Handysize vessels are well suited for small ports with length and draft restrictions that may lack the infrastructure for cargo loading and unloading.

Hull. Shell or body of a ship.

IMO. International Maritime Organization, a United Nations agency that issues international regulations and standards for seaborne transportation.

Intermediate container ship. An Intermediate container ship has a cargo carrying capacity between 2,000 and 2,999 teu and mostly serves the North-South and Intermediate container trade routes.

Intermediate survey. The inspection of a vessel by a classification society surveyor which takes place between two and three years before and after each Special Survey for such vessel pursuant to the rules of international conventions and classification societies.

KG. Kommanditgesellschaft, a limited partnership.

Lightweight ton or “lwt”. The actual weight of a vessel without cargo, fuel or stores.

Metric ton. A unit of weight equal to 1,000 kilograms.

Newbuilding. A new vessel under construction or just completed.

Off-Hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.

OPA. Oil Pollution Act of 1990 of the United States (as amended).

Panamax. Panamax vessels have a cargo carrying capacity of approximately 60,000 to 79,999 dwt. The ability of Panamax vessels to pass through the Panama Canal makes them more versatile than larger vessels. Panamax drybulk carriers carry coal, grains, and, to a lesser extent, minor bulks, including steel products, forest products and fertilizers.

Pools. Pooling arrangements that enable participating vessels to combine their revenues. Vessels may be employed either exclusively in spot charters or a combination of spot and time charters and contacts of affreightment. Pools are administered by the pool manager who secures employment for the participating vessels. The contract between a vessel in a shipping pool and the pool manager is a time charter where the charter hire is based on the vessel’s corresponding share of the income generated by all the vessels that participate in the pool. The corresponding share of every vessel in the pool is based on a pre-determined formula rating the technical specifications of each vessel. Pools have the size and scope to combine spot market voyages, time charters and contracts of affreightment with freight forward agreements for hedging purposes to perform more efficient vessel scheduling thereby increasing fleet utilization.

Protection and indemnity (or P&I) insurance. Insurance obtained through mutual associations (called “Clubs”) formed by shipowners to provide liability insurance protection against a large financial loss by one member by contribution towards that loss by all members. To a great extent, the risks are reinsured.

Scrapping. The disposal of old or damaged vessel tonnage by way of sale as scrap metal.

Short fund. A contract of affreightment to carry cargo.

SOLAS. The International Convention for the Safety of Life at Sea 1974, as amended, adopted under the auspices of the IMO.

Special survey. An extensive inspection of a vessel by classification society surveyors that must be completed within five years. Special Surveys require a vessel to be dry-docked.

Spot charter. A spot charter is an industry term referring to both voyage and trip time charters. These charters are referred to as spot charters or spot market charters due to their short term duration, constituting mostly of a single voyage between one load port and one discharge port.

Spot market. The market for immediate chartering of a vessel usually for single voyages.

Standing slot capacity. Nominal static ship container capacity on a container ship.

Strict liability. Liability that is imposed without regard to fault.

TEU. Twenty-foot equivalent unit, the international standard measure for containers and container ship capacity.

TCE. Time charter equivalent, a standard industry measure of the average daily revenue performance of a vessel. The TCE rate achieved on a given voyage is expressed in $ per day and is generally calculated by subtracting voyage expenses, including bunkers and port charges, from voyage revenues and dividing the net amount (time charter equivalent revenues) by the voyage days, including the trip to the loading port. TCE is a standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters) under which the vessels may be employed during specific periods.

Time charter. A time charter is a contract under which a charterer pays a fixed daily hire rate usually on a semi-monthly basis for use of the vessel for an agreed period. This is either a specific fixed period of time or a specific number of loaded voyages. Subject to any restrictions in the charter, the charterer decides the type and quantity of cargo to be carried and the ports of loading and unloading. The charterer pays the voyage related expenses such as fuel, canal tolls, and port charges. The shipowner pays all vessel operating expenses such as the management expenses and crew costs as well as for the capital costs of the vessel. Any delays at port or during the voyages are the responsibility of the charterer, save for certain specific exceptions such as loss of time arising from vessel breakdown and routine maintenance.

Trip time charter. A trip time charter is a short term time charter where the vessel performs a single voyage between load port(s) and discharge port(s) and the charterer pays a fixed daily hire rate usually on a semi-monthly basis for use of the vessel. The difference between a trip time charter and a voyage charter is only in the form of payment for use of the vessel and the respective financial responsibilities of the charterer and shipowner as described under Time Charter and Voyage Charter.

Ton. See “Metric ton.”

Vessel operating expenses. The costs of operating a vessel that is incurred during a charter, primarily consisting of crew wages and associated costs, insurance premiums, lubricants and spare parts, and repair and maintenance costs. Vessel operating expenses exclude fuel and port charges, which are known as “voyage expenses.” For a time charter, the shipowner pays vessel operating expenses. For a bareboat charter, the charterer pays vessel operating expenses.

Voyage charter. A voyage charter involves the carriage of a specific amount and type of cargo from specific load port(s) to specific discharge port(s), subject to various cargo handling terms. Most of these charters are of a single voyage nature between two specific ports, as trading patterns do not encourage round voyage trading. The owner of the vessel receives one payment derived by multiplying the tons of cargo loaded on board by the cost per cargo ton, as agreed to transport that cargo between the specific ports. The owner is responsible for the payment of all expenses including voyage, operating and capital costs of the vessel. The charterer is typically responsible for any delay at the loading or discharging ports.

Voyage expenses. Expenses incurred due to a vessel’s traveling from a loading port to a discharging port, such as fuel (bunker) cost, port expenses, agent’s fees, canal dues and extra war risk insurance, as well as commissions.

5,750,000 Shares
Common Stock

PROSPECTUS SUPPLEMENT
October   , 2007

Wachovia Securities
Oppenheimer & Co.